Park Electrochemical Corp.

Annual Report

nelco

Company Profile

Park Electrochemical Corp. is a leading global designer and producer of electronic materials used to fabricate complex multilayer printed circuit boards and interconnection systems. Park specializes in advanced materials for high layer count circuit boards and high-speed digital broadband telecommunications, internet and networking applications. Park operates through fully integrated business units in Asia, Europe and North America. The Company's manufacturing facilities are located in Singapore, China, Germany, France, England, Massachusetts, Connecticut, New York, Arizona and California.

Park's Triad (Plus One)

Park's Triad (Plus One) contains the following components:

- Perfect Quality Quest
- Technical Innovation and Leadership
- Bringing All Our People into Our Business
- Closeness to Our Chosen Customers

Our Triad (Plus One) serves as the foundation for **"Customer Intimacy"**, the heart and soul of Park's company culture!


Net Sales
(in millions)
$600
500
400
300
200
100
0
'93
'94
'95
'96
'97
'98
'99
'00
'01
'02


*Net Earnings**
(in millions)
$60
45
30
15
0
-15
-30
'93
'94
'95
'96
'97
'98
'99
'00
'01
'02


*Earnings Per Share–Diluted**
$3.00
2.25
1.50
0.75
0
-0.75
-1.50
'93
'94
'95
'96
'97
'98
'99
'00
'01
'02

Financial Highlights

(In thousands, except per share data)	Mar. 3, 2002	Feb. 25, 2001	Feb. 27, 2000	Feb. 28, 1999	Mar. 1, 1998
Net sales	$230,060	$522,197	$425,261	$387,634	$376,158
Gross profit	11,795	117,670	73,420	58,750	74,190
(Loss) earnings before income taxes	(36,456)*	70,599	24,382*	19,713	37,686
Net (loss) earnings	(25,519)*	49,419	18,297*	15,376	25,250
(Loss) earnings per share—basic	(1.31)*	3.10	1.16*	.93	1.48
(Loss) earnings per share—diluted	(1.31)*	2.65	1.12*	.92	1.38
Cash dividends per share	.24	.23	.21	.21	.21
Average common shares outstanding	19,535	15,932	15,761	16,470	17,030
Working capital	167,000	188,511	176,113	166,840	176,553
Total assets	360,644	430,581	365,252	351,698	359,329
Long-term debt	—	97,672	100,000	100,000	100,000
Stockholders' equity	292,546	228,906	179,118	164,646	166,404
Equity per share	14.89	14.23	11.30	10.53	9.65

**In fiscal year 2002, the Company recorded charges totaling $19,434,000 comprised of $15,707,000 related to the sale of its mass lamination business in Arizona and the closure of a related support facility and $3,727,000 related to restructuring and severance charges at continuing operations. In fiscal year 2000, the Company recorded a charge of $4,464,000 related to the closure of its plumbing hardware business, and the plumbing hardware business recorded an operating loss of $558,000. (Loss) earnings before income taxes, Net (loss) earnings, (Loss) earnings per share and Return on stockholders' equity information include these charges and operating loss.*

*Return on Stockholders' Equity**
(percentage)


30.0
22.5
15.0
7.5
0
-7.5
-15.0
'93 '94 '95 '96 '97 '98 '99 '00 '01 '02

Equity Per Share


$20
15
10
5
0
'93 '94 '95 '96 '97 '98 '99 '00 '01 '02

Cash Dividends Per Share


$0.30
0.25
0.20
0.15
0.10
0.05
0
'93 '94 '95 '96 '97 '98 '99 '00 '01 '02

Ten Year Statistical Growth Highlights

(In thousands, except per share data)

Operations

	Mar. 3, 2002	Feb. 25, 2001	Feb. 27, 2000	Feb. 28, 1999	Mar. 1, 1998	Mar. 2, 1997	Mar. 3, 1996	Feb. 26, 1995	Feb. 27, 1994	Feb. 28, 1993
Net sales	$230,060	$522,197	$425,261	$387,634	$376,158	$334,490	$312,966	$253,022	$208,410	$175,176
Cost of sales	218,265	404,527	351,841	328,884	301,968	275,372	242,655	196,917	168,175	149,145
Gross profit	11,795	117,670	73,420	58,750	74,190	59,118	70,311	56,105	40,235	26,031
Gross profit %	5.1	22.5	17.3	15.2	19.7	17.7	22.5	22.2	19.3	14.9
S, G & A	34,360	49,897	45,508	41,279	39,418	34,366	35,236	29,995	25,930	22,865
S, G & A %	14.9	9.5	10.7	10.7	10.5	10.3	11.3	11.9	12.4	13.1
(Loss) profit from operations	(41,999)	67,773	23,448	17,471	34,772	24,752	35,075	26,110	14,305	3,166
(Loss) profit from operations %	(18.3)	13.0	5.5	4.5	9.2	7.4	11.2	10.3	6.9	1.8
(Loss) earnings before income taxes	(36,456)	70,599	24,382	19,713	37,686	26,897	37,264	27,501	12,845	3,075
(Loss) earnings before income taxes %	(15.8)	13.5	5.7	5.1	10.0	8.0	11.9	10.9	6.2	1.8
Net (loss) earnings	(25,519)	49,419	18,297	15,376	25,250	18,559	24,898	17,345	8,062	2,265
Net (loss) earnings %	(11.1)	9.5	4.3	4.0	6.7	5.5	8.0	6.9	3.9	1.3
(Loss) earnings per share— basic	(1.31)	3.10	1.16	.93	1.48	1.09	1.45	1.07	.67	.17
diluted	(1.31)	2.65	1.12	.92	1.38	1.05	1.41	1.01	.57	.17
Return on stockholders' equity %	(9.8)	24.2	10.6	9.3	16.3	13.4	20.2	18.1	13.2	3.7

In fiscal year 2002, the Company recorded charges totaling $19,434,000 comprised of $15,707,000 related to the sale of its mass lamination business in Arizona and the closure of a related support facility and $3,727,000 related to restructuring and severance charges at continuing operations. In fiscal year 2000, the Company recorded a charge of $4,464,000 related to the closure of its plumbing hardware business, and the plumbing hardware business recorded an operating loss of $558,000. The information above for fiscal years 2002 and 2000 includes these charges and operating loss.

Financial Position

	Mar. 3, 2002	Feb. 25, 2001	Feb. 27, 2000	Feb. 28, 1999	Mar. 1, 1998	Mar. 2, 1997	Mar. 3, 1996	Feb. 26, 1995	Feb. 27, 1994	Feb. 28, 1993
Current assets	210,361	268,611	236,779	230,196	247,380	220,414	217,772	98,320	85,839	74,968
Current liabilities	43,361	80,100	60,666	63,356	70,827	55,410	56,807	43,285	39,972	29,157
Working capital	167,000	188,511	176,113	166,840	176,553	165,004	160,965	55,035	45,867	45,811
Current ratio	4.9	3.4	3.9	3.6	3.5	4.0	3.8	2.3	2.1	2.6
Property, plant and equipment—net	149,810	159,309	125,977	118,012	108,116	83,391	76,439	61,427	51,398	50,478
Total assets	360,644	430,581	365,252	351,698	359,329	307,862	298,975	162,051	140,750	129,009
Long-term debt	—	97,672	100,000	100,000	100,000	100,000	100,000	23	32,861	33,957
Stockholders' equity	292,546	228,906	179,118	164,646	166,404	143,355	134,427	112,048	61,454	60,700
Total capitalization	292,546	326,578	279,118	264,646	266,404	243,355	234,427	112,071	94,315	94,657

Other Data

	Mar. 3, 2002	Feb. 25, 2001	Feb. 27, 2000	Feb. 28, 1999	Mar. 1, 1998	Mar. 2, 1997	Mar. 3, 1996	Feb. 26, 1995	Feb. 27, 1994	Feb. 28, 1993
Capital expenditures	25,786	55,011	27,846	24,760	19,040	18,851	24,562	17,804	9,482	10,393
Depreciation and amortization	16,257	16,724	16,264	14,291	13,207	11,584	9,849	8,951	8,733	7,840
Equity per share	14.89	14.23	11.30	10.53	9.65	8.48	7.76	6.53	5.05	4.45
Cash dividends per share	.24	.23	.21	.21	.21	.21	.19	.13	.11	.11
Employees	1,980	3,090	2,850	2,590	2,380	2,210	1,990	1,830	1,540	1,520
Sales per employee	116	169	149	150	158	151	157	138	135	115
Average common shares outstanding	19,535	15,932	15,761	16,470	17,030	17,024	17,250	16,287	11,979	13,602

A Message from the President and Chief Executive Officer



Brian E. Shore, *President and Chief Executive Officer*

Our Annual Report to You

In last year's annual report, we included messages from our Business Unit leaders, as well as certain of our Parent Company leaders. This was something new for us. In my message to you last year, I asked for your feedback and input on this new approach to our annual report. Although the voter turnout was a little light, the vote was unanimous in favor of last year's approach to our annual report. Accordingly, we will once again include in this year's report messages from all of our Business Unit leaders, as well as certain of our Parent Company leaders.

Fiscal 2002...What a Year!

The gyrations which occurred in the global electronics markets during the last two years were so extreme they almost defy description and explanation. Although a few of us (include me in the few) believed that the electronics industry had become overheated toward the end of the 2000 calendar year and that the industry was in fact due for a "correction" during the 2001 calendar year, no one in the world could have ever anticipated or predicted (and no one did predict to my knowledge!) the severity and magnitude of the correction. Without a doubt, the correction which we have lived through in the last twelve or fifteen months is completely unprecedented since the very beginning of the electronics era. It is not at all an exaggeration to say that the global electronics manufacturing industry almost completely collapsed. There is simply nothing to compare the events of the last two years to. There is simply no historical reference point!

Let's review some of the basic math in order to bring into focus the magnitude of the global electronics industry collapse. As you very well know, our net sales for our fiscal year ended February 25, 2001 were approximately $522 million. Since our 2001 fiscal year was a 52-week year, the average sales per week during that year were just slightly above $10 million. The incredible fact is that by June of last year, only three months after the end of our 2001 fiscal year, our sales were averaging approximately $4 million per week! In other words, our revenues declined by approximately *sixty percent* within the course of three months! As I said, the magnitude of the collapse really defies description, and it is probably better just to let the numbers speak for themselves. Our sales continued to average approximately $4 million per week from June through December of last year. What makes the numbers even more astonishing is that, during this period of June through December, we actually gained market share with some of the best electronic manufacturing companies in the world. Obviously, if not for the market share gains, our sales would have trended down even further during this June through December period! (When we recently announced our fiscal 2002 fourth quarter results, we indicated that we have seen some small improvement in our business levels from January through April of the 2002 calendar year. I will discuss later in this message the significance, if any, of this small improvement.)

So, those are the amazing facts. Our business was off by approximately sixty percent during a period in which we actually gained market share. As I said, the magnitude of the market collapse almost defies description. In any event, the key question is, what did we do about it? What we did about it was we maintained our convictions and we stayed true to our beliefs about our business and our future. We did not whine and we did not feel sorry for ourselves. We did not allow ourselves to succumb to self-pity. We conducted ourselves in all events with dignity and integrity and honor in the face of pervasive industry despair and massive industry confusion. We remained true to our principles and we moved our business forward in an incredibly difficult environment. We maintained our commitment to our mission and our business and we pressed forward. We lived in a world where there were almost no signs of encouragement or good news coming from outside our company. We created our own good news by doing the things we needed to do to make our business better every day and by continuing to build our business for the future. We never allowed ourselves to become victims. There were many opportunities to sell our company's soul during the last twelve months...but we never, ever did. We have been true to ourselves, and that, in a way, has been our salvation. We treated our customers, our suppliers and everyone we encountered with respect, dignity and integrity.



Neltec's new PTFE RF/Microwave manufacturing installation in Tempe, Arizona

Our company also endured more than its fair share of hurt and pain during the year. Our global headcount in January of 2001 was approximately 3,100 people. It is now approximately 1,700 people. Some of the reduction in headcount is attributable to attrition, some is attributable to the sale of our NTI business to DDi Corp., and some is attributable to workforce reductions. We have not discussed the amount of the workforce reductions, because we are pained by them and because we do not respect the practice engaged in by some public companies of almost bragging about how many people they can fire at any given time. In all events with these workforce reductions, we were very careful to preserve and even enhance the talent base of our company for the future and to not compromise in any respect our ability to serve our customers or help our customers succeed. We are not a slash-and-burn type company. There are no chainsaws here. We take a long-term view and we run our company with the long term in mind. During this incredible year, we continued to build our business and our organization for the future. In any event, the attrition, workforce reductions and the reduction of overtime have resulted in hard cost savings at our continuing operations of approximately $30 million to $35 million on an annualized basis.

Fiscal 2002 Financial Performance

In my opinion, the company managed its way through an incredibly difficult market environment during the 2002 fiscal year very,

very well. Nevertheless, our 2002 fiscal year financial performance was about as bad as one could imagine. Here are some of the key financial facts:

- Sales declined 55.9% from $522.2 million in fiscal 2001 to $230.1 million in fiscal 2002. These numbers speak for themselves.
- Gross margins declined from 22.5% for fiscal 2001 to 5.1% (before non-recurring charges) for fiscal 2002.
- Pre-tax earnings declined from $70.6 million in fiscal 2001 to a loss (before non-recurring charges) of $17.0 million for fiscal 2002.
- Net earnings declined from $49.4 million in fiscal 2001 to a net loss (before non-recurring charges) of $11.9 million in fiscal 2002.

Notwithstanding the severe downturn, we were able to maintain a very clean and very strong balance sheet. Our cash and temporary investments at the end of the 2002 fiscal year were $151.4 million as compared to $155.7 million at the end of the 2001 fiscal year. In addition, our long-term debt at the end of the 2002 fiscal year was *zero* as compared to $97.7 million at the end of the 2001 fiscal year. (Of course, the elimination of our long-term debt resulted from the conversion of our convertible notes to equity at the very beginning of the 2002 fiscal year.) As we have repeatedly said, we intend to press forward through good and bad times alike with our mission to build lasting and enduring value for our company. Obviously, the condition of our balance sheet will continue to be very supportive of our realization of our long-term goals and objectives!

Nelco/New York's new "Tomorrow's Technology" automated lamination system in operation



Key Events and Accomplishments in Fiscal 2002

As stated above, notwithstanding the unprecedented market collapse, we continued to press forward very aggressively with our mission and the realization of our long-term goals and objectives during the 2002 fiscal year. Listed below are some of the key events and accomplishments which occurred during the 2002 fiscal year:

- North American Expansion Program...We completed our major North American expansion and enhancement program! The expansion of our Neltec business unit facility was completed early in the 2002 fiscal year. (Remember that our Neltec business unit, located in Tempe, Arizona, specializes in the development and manufacture of high performance and digital broadband low-loss materials for very high technology electronic interconnection applications.) We recently completed our major Nelco/New York and Nelco/California expansion programs, although we will continue to enhance and fine-tune and upgrade these investments for years to

Park/Nelco's new facility in Wuxi, China


nelco

come. Of course, the expansions of our Nelco/New York and Nelco/California facilities resulted in significantly increased manufacturing capacity at these facilities. In addition, and more importantly, these expansions entailed the introduction of new and elegant manufacturing technologies which we developed with our equipment suppliers. Some of these technologies were previously introduced at our Singapore facility, and some of these technologies were introduced for the first time at Nelco/New York and Nelco/California. As we continue to fine-tune and upgrade these technologies, they will enable us to produce product to quality and technology standards which are beyond the capability range of existing manufacturing technologies. These new equipment installations utilize significant amounts of automation for the purpose of enhancing the cleanliness and consistency of the manufacturing environment, and therefore the quality of the product. The financial and especially human investments in these new technologies for tomorrow signify our long-term commitment to our business and our customers in North America.

- North American R/F Microwave Manufacturing Installation...We installed advanced PTFE R/F microwave manufacturing capability in the United States (at our Neltec facility located in Tempe, Arizona), and we are currently engaged in a major effort to penetrate the North American R/F microwave materials market and to aggressively grow our business in that market. This manufacturing installation has the capability to produce very long laminates, which are necessary for certain of the newest microwave antenna applications and other very large format high-speed interconnect applications.
- China Business Center...We opened our business center in Wuxi, China. Nelco/Wuxi is on the outskirts of Shanghai. Although our road in China will be long and full of challenges, we now have a stake in the ground. We have installed a small administrative organization at Nelco/Wuxi, and we are in the process of building our technical service and engineering organization in order to properly and fully serve the China market and to facilitate the introduction of our higher technology materials into the China market.
- Nelco/Singapore Enhancement...About a year ago, we announced the major expansion of our Nelco/Singapore facility. Shortly after making this announcement, it became clear to us that the new opportunities for us in Singapore will be more in the area of technology development than in the area of expanded manufacturing capacity. As a result, we have refocused the investment in Singapore toward the development of new manufacturing technology rather than the addition of manufacturing capacity. Remember that a good portion of the leading-edge technology which we have introduced in North America during the last two years was originally developed and refined at Nelco/Singapore.

We have entered into a long-term lease for the real property adjacent to our existing Singapore facility, and we are expanding our existing facility onto that property. This expanded facility space will accommodate new engineering and manufacturing technology development projects, some of which are already in progress in Singapore. Our Singapore people have proven to be among the best innovators in our company, and I am very pleased that our Singapore team will continue to lead the charge in the development of tomorrow's manufacturing technology!

- Nelco, S.A.S. Treater...We proceeded with the installation of one of our new, next-generation treaters at our Nelco, S.A.S. facility in Mirebeau, France. This installation will be completed during the second half of the 2003 fiscal year. The installation of this next-generation treater at Nelco, S.A.S. reflects our continuing commitment to technology leadership in Europe for years to come.

- Sale of NTI to DDi Corp...In last year's letter to shareholders, I discussed at some length our sale of our NTI business to DDi Corp. Accordingly, I will not review here all my feelings about our long saga of NTI. Nevertheless, the transaction was completed during our fiscal 2002 year, and I am therefore noting our sale of NTI as a fiscal 2002 accomplishment. Suffice it to say that we have the highest regard and respect for DDi Corp., and I am sure that our NTI business was placed in the best possible hands.

- Quick-Turn Capability...During the last year, our world (particularly in North America) became a quick-turn world in which flexibility and responsiveness are very essential to helping customers succeed. We have gone through a major psychological and cultural adjustment in order to become a highly responsive, flexible and quick-turn oriented business. There is nothing we love more and nothing which gives us more satisfaction than to say "yes" to a customer's requirements, even under the most unusual or extreme circumstances. It is not unusual for a customer to call us late on a Saturday evening for delivery of materials on Sunday morning. (Remember that we are a specialty company and much of our customer requirements are for non-standard materials. We therefore are not able to carry much of our customer requirements in finished goods inventory.) We have organized and focused our company and our people and our resources to be able to say "yes" to precisely this type of request. Of course, orienting our company toward hyper-responsiveness does result in certain economic inefficiencies. But, we are very willing to pay that price in order to be able to say "yes" time and time again.

- Conversion of the Convertible Notes...At the very beginning of the 2002 fiscal year, the large majority of our remaining $100 million 5½% convertible subordinated notes were


Capital Expenditures
(in millions)
$60
50
40
30
20
10
0
'93
'94
'95
'96
'97
'98
'99
'00
'01
'02

converted into common stock. ($1,738,000 principal amount of these notes were redeemed on March 2, 2001.) As a result, the company has *zero* long-term debt and a *very* strong balance sheet. As previously noted, even in the worst of possible years, we were able to push forward with our mission to build lasting and enduring value for our company. Our very strong balance sheet will continue to be instrumental in affording our company the flexibility to continue to move aggressively forward with our plans and our mission in good times and bad times alike.

- Customer Intimacy...We introduced the concept of Customer Intimacy to our company about three years ago. This concept goes to the very core and heart of our culture and who we are as a people. Although the practice of Customer Intimacy takes many forms and there are almost unlimited opportunities for Customer Intimacy every day, the singular goal and objective of Customer Intimacy is to help our customers succeed. We therefore measure our success by the success of our customers. If our customers are succeeding, then we consider ourselves to be successful. If our customers are not succeeding, then we also believe we have not succeeded. In this last year, Customer Intimacy became more and more of a practical day-to-day reality for us. It has become part of our day-to-day lives. It is no longer an abstract concept. We understand we are just really beginning on our quest for Customer Intimacy, but we have already seen so many real-life, on-the-ground examples of Customer Intimacy working successfully in our practical business lives.


Employees
(in thousands)
3.5
3.0
2.5
2.0
1.5
1.0
0.5
0
'93
'94
'95
'96
'97
'98
'99
'00
'01
'02

Fiscal 2002 in Perspective

From the perspective of financial performance, one could easily state that fiscal 2002 was one of our worst years ever...or perhaps our worst year ever. It is hard to argue with the realities of our financial performance (and I will not attempt to do so), but I must tell you that, in my opinion, fiscal 2002 was in many respects our best year ever! How could I say this? In the face of unprecedented industry confusion and pervasive industry despair, our company pushed forward with our mission to build something of lasting and enduring value and our people pulled together as never before. We as a people did what we believe in and we remained true to ourselves and to our principles. It is easy to claim you are committed to your business and your principles when the wind is at your back. Of course, real and lasting commitment is truly revealed only when one is climbing uphill into the wind. And, last year, we climbed uphill straight into the storm of the century...the mother of all storms! Last year, the time for talking was over. It was time to do what we said we were going to do. And we did just that. We never wavered and we never faltered. We pressed on with conviction. We pressed on with dignity and integrity and honor. We did not take shortcuts. We did not take the easy ways out. We achieved our successes the hard way...the old fashioned way...we worked for them. So, in some important respects, I believe that our fiscal 2002 year was our best year ever.

Fiscal 2003 and Beyond

I commented earlier in this message that there has been a small improvement in our business levels during the months of January through April of 2002 as compared to the prior six or seven months. This improvement is partly attributable to market share gains and partly attributable to certain of our customers doing somewhat better. However, we are in no position to predict whether this small improvement is sustainable or to determine whether the global electronics industry is in fact beginning to recover. Frankly, we do not spend a lot of time speculating or pondering about when the electronics industry will recover. That is something over which we, of course, have no control, and we do not want to waste time reflecting about events over which we have no control. We are consumed every day with doing everything within our power to make our company better. We are consumed every day with finding ways to help our precious customers succeed. This is what we do for a living in good times and bad times. This is really all we know.

A year ago, we said we would continue with our mission and continue to push forward with our business in good times and bad times alike. A year ago, those were untested words. Now, those words have real meaning. Anyone can say they play for the long haul. Talk is cheap. I believe our actions over the last year demonstrate our commitment to our long-term future. Our knees did not buckle under the incredible weight and pressure of last year. We did not falter or waiver and we certainly have no intention of faltering and wavering now or at any time in the future. As a matter of fact, we are more committed now than ever to our long-term mission to create something of lasting and enduring value.

Over the long haul, we still believe with conviction that the high technology global electronics manufacturing industry is an industry with a very bright and very dynamic future. We intend to be a leader in this industry for many years to come, and we believe our long-term future is bright.

Nelco/California's new "Tomorrow's Technology" treating system in operation



A Special Thanks to You

I would like to close with a special message of appreciation to our shareholders for believing in us and for supporting us in the most difficult of environments. During a period when our company's financial performance was as poor as could be, many of you continued to recognize the underlying fundamental enduring value which our people have worked so hard to generate for our company and our shareholders...and which our people are committed to continuing to generate for our company and our shareholders in the future. Thank you again for your support and for taking the time to understand our company and to recognize and appreciate its value.

Sincerely,

Brian E. Shore
President and Chief Executive Officer

(left to right):
Dave Iguchi, *Product Director, PCB Materials Processing*
Emily Groehl, *Senior Vice President, Sales and Marketing*
Fred Hickman, *Vice President of OEM Marketing and Technology*
Carrie McKay, *Marketing Communications Manager*
Jim Stewart, *Vice President of Sales and Marketing*
Steve Schaefer, *Senior Director of Product Technology*



Sales and Marketing

Park/Nelco's OEM Marketing and Technology, Product Management and Sales and Marketing teams work closely with our Research and Development team and global business units toward one common goal: helping our customers succeed.

The pressures of demand exceeding supply in fiscal year 2001 were replaced by the pressures of supply exceeding demand in fiscal year 2002. This reversal was most evident at our high volume customer sites supporting the telecommunications sector of the economy.

Park/Nelco met the challenges of a global transition away from a very high demand for products to a lower demand for products with shorter lead times and more stringent quality requirements. These challenges were coupled with new standards for customer service and support. We are particularly proud of our global quick-turn-around ("QTA") programs and successes. Park/Nelco has met the challenges of a new economy by focusing on those issues and circumstances that we can control and by shying away from those issues and circumstances that we cannot control.

The overall function of Product Management is to lead, coordinate, and manage our product portfolio. There are three broad categories of activities and responsibilities that define this function. They are product and technology feasibility, product launch and product commercialization.

In the first phase, the product directors obtain and filter market intelligence. They then establish a product roadmap and provide direction to research and development on the specific new products to be developed for targeted market segments. In the second phase, all aspects of bringing a product to market are coordinated and driven forward, including product characterization and customer education. In the third phase, the product is released for commercial sales and continuously monitored to ensure the original design and market penetration objectives are being met.

The printed circuit board materials processing function is responsible for ensuring that Park/Nelco's product lines are working well in our customers' manufacturing processes and that new products are thoroughly tested and characterized before they are introduced to the marketplace. It is our goal to ensure that Park/Nelco's materials will provide maximum value to the printed circuit board fabricator and end user.

In the past year, we have been involved in optimizing PCB processes for a growing range of applications for Park/Nelco's line of high-speed, low loss products, such as N4000-13 and N6000-21. We have been able to facilitate the use of these products in extremely complex and difficult to build printed circuit boards.

We continue on a path of continuous improvement, improving the quality and reducing the variability in our products. The newly formed Quality/Applications team has taken on projects aimed at optimizing product performance globally. We are working on a program to improve the electrical integrity of all thin core laminate manufactured by Park/Nelco. We are also working on methods to improve the dimensional performance of our materials in our customers' manufacturing processes.

Park/Nelco's marketing communication team has designed our web site to be extremely customer friendly, offering a 24 hour, 7 days per week customer service outlet for our customers. Our web site reflects the look and feel of our Company's brand of strength, stability and global focus. Customers can download brochures, general information, data tables, processing guidelines and other helpful information. We have work in progress on additional customer features, including design tables and regionalized technical data.

Despite the downturn in the global economy and the much publicized corresponding decline of the technology sector, we have experienced a sharp increase in activity from original equipment manufacturers ("OEMs"). This suggests that the OEMs which survived the "dot com" collapse are actively working on their next generation systems. They are very interested in new materials that will enable them to have the bandwidth they need, as the existing bandwidth continues to be challenged by the rise in general use of the internet and by more data intensive communication along secure corporate intranets.

Our OEM team has really begun to blossom now that it has been in place for two full years. The team is now working with procurement and design personnel at major OEMs in all of the major market segments. This is no small task because the major OEMs have strategically located themselves around the world to take advantage of economies of scale. We expect this trend to continue as more and more OEMs begin to build manufacturing plants in Asia.

To address the increase in activity and requests for help from the OEMs, Park/Nelco has started to engage key technical sales staff in the OEM effort. We are also adding additional technical resources to specifically help designers at the OEMs determine which materials offer them the best total cost solution for their next generation packages. We will also focus on working with our customers to provide solutions for the next generation printed circuit boards that will integrate optoelectronics.

Park/Nelco also sees the need to begin forming the same type of activity with the electronic manufacturing service ("EMS") companies and electronic contract manufacturers. The OEMs are accelerating their outsourcing of parts of the supply chain to the EMS and contract manufacturing suppliers to reduce their operating costs. Therefore, it is important that EMS providers have a firm understanding of our materials and how they can benefit from them as they strive to produce a system for the OEMs that meets all of the requirements at the lowest possible costs.

Emily Groehl
Senior Vice President, Sales and Marketing

Global Logistics

The need to move raw materials and finished products around the world unfortunately did not exist in fiscal year 2002, as each of our business units had ample raw materials and capacity to satisfy our customers' significantly reduced requirements. In this changed environment, we found the time to learn more about supply chain management, to improve the value chain and to build our relationships with our suppliers.

As with Customer Intimacy, building strong and open relationships is a critical ingredient in creating and managing the perfect value chain. From our raw material suppliers to all participants in our supply chain, the relationships we build will be the foundation of our success in the future. Therefore, much of our time in fiscal year 2002 was devoted to the already strong relationships we have with our suppliers and learning more about them, their businesses and their strategies.

We are, of course, very proud of our customer base. At the same time, we are also very proud of our supplier base. Our suppliers have supported us very well through the highs and lows our industry has experienced, and they have much to offer to help us achieve our vision. We look forward to further strengthening our strategic partnerships for many years to come.

Another critical ingredient in supply chain management is data and information flow. Effective utilization of data and information flow can shorten lead times, reduce inventories, improve the accuracy of forecasts, increase productivity and improve customer responsiveness. So it was with great pleasure that we welcomed our Information Technology group to our global logistics team in fiscal year 2002. The wealth of knowledge and experience that has been added to the logistics team should enable us to set up systems that will enhance our strategies of Customer Intimacy and supply chain management.

During the second half of our 2002 fiscal year, we began an extremely important project focused on developing our IT system to be a more effective business tool. We are currently performing an in-depth gap analysis so that we can identify and develop the best, customer focused information system for Park/Nelco. We are utilizing our talent and resources from around the world to define our information objectives and then to develop our systems to meet those objectives. This is quite a challenge, but at the same time is very exciting!

John Jongebloed
Senior Vice President, Global Logistics



(left to right):
Tom Warren, *Director of Logistics*
Marty Kendrick, *Vice President of Materiel*
Linda Hollinsworth, *Senior Manager, Oracle Financials*
Vinod Tandon, *Manager, Applications Development*
Randy Shekels, *Senior Manager, Network Services*
Linda Sheldon, *Senior Manager, Oracle Manufacturing Applications*
John Jongebloed, *Senior Vice President, Global Logistics*



(back row, left to right):
Ed Reardon, *Vice President of Research and Development*
Marion Gray, *Director of Engineering*
Bob Schor, *Vice President of Technology*

(front row, left to right):
Gary Watson, *Senior Vice President, Engineering and Technology*
Mike Ratcliff, *Vice President of Quality/Applications*

Engineering and Technology

Blasted by a global electronics downturn that has proven to be devastating to many electronics companies causing some to lose their way, abandon business strategies, question their future, and falter on commitments to customers, all of us in the Park organization and in the parent company Engineering and Technology organization are keenly aware of the importance of forging ahead. In these turbulent times, building our bridge to tomorrow is something we can choose to do and something we can control based on a clear mission and sense of purpose. By focusing on our continuing commitment to the success of our customers, we redefine, adapt, and shape the way we become an enduring enterprise.

New technology, change, and innovation have all been critical elements in the process of building our way through this economic downturn. We are pleased to report that the new high technology manufacturing systems at our Nelco business units in New York and California all have started up and will create significant advantages going forward as we continue to explore new ways of providing customers with the reliable solutions they desire as well as opportunities to enter new markets. Bringing all these new technologies on line has been a struggle. However, based on current running performance, these new manufacturing systems show signs of surpassing our original expectations. Reduced cycle times, improved yields, and enhanced product quality and uniformity are benefits we are beginning to realize as our operational learning curves advance. Automation, coupled with state-of-the-art clean room technology, is dramatically reducing the amount of handling our products endure. Quality and cycle time improvements alone will enable our facilities around the world to continue to support our customers and their requirements for quick-turn-around deliveries of the most reliable and consistent materials.

Last year also provided an opportunity to strengthen our organization across the company in an effort to streamline our capability to launch new products and transfer needed technology to our customers. In November 2001, we announced the first of a series of changes that continue to shape our parent company engineering organization, which we created less than a year ago. By combining the research and development, process technology, engineering, and quality/applications functions, our people, skills and core competencies are better connected. Combining these functions enables us to achieve a higher degree of global resource pooling and to strengthen our technical system worldwide. We have also decided to focus all new product launches at our Neltec business unit in Arizona in a move to help streamline product introductions, and we are in the process of creating a hub for developing new manufacturing technology at out Singapore business unit.

Our Neltec business unit in Arizona continued to enhance its capability substantially. As part of a strategic move to maintain our growing need for quick-turn-around capability in high tech materials, the plant was expanded by more than 50% last year. Two new five opening, hot oil presses were placed into 33,000 square feet of additional workspace. On March 21, 2002, we announced the addition of our first large platen 50" x 80" hot oil press for manufacturing PTFE RF/microwave materials used in high-speed wireless applications for the cellular telephone, automotive, and military aerospace markets. This move more than triples Neltec's capacity to produce PTFE products for our N9000 product line worldwide because it augments our existing Neltec operation in Lannemezan, France. The large platen press enables us to satisfy the growing demand for long-laminate antennae applications. When combined with other Neltec high performance materials, we can build hybrid constructions that allow designers to combine multiple functions on a single circuit board thereby saving space and reducing costs.

It's a world that never stops changing. We regard our continuing stream of investments in technology as essential for the continued success of our customers, especially now at this point in our industry's life cycle. Our new treater technology will be transferred to Nelco Dielektra in France this year. We anticipate the launch of new products and hope to commercialize three of five manufacturing technologies that have advanced to the point of commercial trial and validation. Our investments of time, human resources and capital have not wavered because we remain optimistic about our future and we remain committed to protect and strengthen our leadership position and to extend our ability to serve our global customer base.

Descriptions of the consistently fine work of our people on the front lines during these difficult times could easily fill the pages of this annual report. Our employees have continued to move forward during these difficult times and to go above and beyond the call of duty. Starting up new equipment is not easy. Simultaneously designing, developing, constructing, and starting up new manufacturing lines in multiple locations at approximately the same time is extremely difficult and challenging. We are very grateful for, and sometimes in awe of, all that our people do. We remarked last year that our investments represent confidence in our people and their ability to adapt quickly to change. All of the technologies incorporated into our company this past year are new and highly automated. However, our people are the key to realizing how to best use them to help ensure our customer's future. At the end of the day, our people will make the biggest difference and lead us across the bridge in our continuing quest for materials and products of the highest overall quality and integrity.

Gary Watson
Senior Vice President, Engineering and Technology

Global Manufacturing Capability



Skelmersdale, U.K.
Newburgh, NY
Cologne, Ger.
Fullerton, CA
Holyoke, MA
Singapore
Tempe, AZ
Waterbury, CT
Wuxi, China
Lake Success, NY
(Parent Company Offices)
Mirebeau, FR
Lannemezan, FR

Park's global manufacturing capabilities place the Company's resources close to its customers and enable the Company to be very responsive to its customers and solve their problems quickly.

2002 Sales by Geography


Asia
North America
Europe

Electronic Materials Sales by End Market


Transportation
Instrumentation/Other
Aerospace
Computer/Office
Telecom/Datacom

About Park

Park Electrochemical Corp. is a leading designer and producer of electronic materials used to fabricate complex multilayer printed circuit boards and interconnection systems. Park specializes in advanced materials for high layer count circuit boards used in high-speed digital broadband telecommunications, internet and networking applications. Park operates through fully integrated business units in Asia, Europe and North America. The Company's manufacturing facilities are located in Singapore, China, Germany, France, England, Massachusetts, Connecticut, New York, Arizona and California.

Park's multilayer printed circuit material products include copper-clad laminates and prepregs. Multilayer printed circuit boards and interconnect systems are used in virtually all advanced electronic equipment to direct electronic signals between semiconductor devices (such as microprocessors and memory and logic devices), passive components (such as resistors and capacitors) and connection devices (such as infra-red couplings, fiber optic components and surface mount connectors). Examples of end uses of Park's printed circuit materials include high-speed routers and servers, supercomputers, satellite switching equipment, cellular telephones and transceivers and wireless personal digital assistants ("PDAs").

Park believes it founded the modern day printed circuit industry in 1957 with the invention of a composite consisting of an epoxy resin substrate reinforced with fiberglass cloth and laminated with sheets of thin copper foil. This epoxy-glass copper-clad laminate system is still used to construct the large majority of today's advanced printed circuit products. In 1962, Park believes it invented the first multilayer printed circuit material system used to construct multilayer printed circuit boards. Multilayer boards are still used today in the large majority of the world's advanced electronic equipment. Park also pioneered vacuum lamination and many other manufacturing technologies currently in use in the industry.


U.S. High Performance Materials
(percentage of U.S. electronic material sales)
100
80
60
40
20
0
'93
'94
'95
'96
'97
'98
'99
'00
'01
'02

Today, we believe Park is the world's largest independent producer of multilayer printed circuit materials, with eight fully integrated advanced circuit materials manufacturing locations around the world. Park was also the first global advanced circuit materials business with operations in Asia, Europe and North America.


Working Capital
(in millions)
$200
150
100
50
0
'93
'94
'95
'96
'97
'98
'99
'00
'01
'02

Park's Products...Park produces a broad line of advanced printed circuit materials products used to fabricate complex multilayer printed circuit boards and other high technology electronic interconnection systems, including multilayer backplanes, wireless packages, high-speed, low-loss multilayers, high

Nelco New York Leadership Team



(front row, left to right):
Tom Tynan, Manager Information Technology; Karl Brenner, Operation Manager; John Jongebloed, President; Jack Shirley, Director–East Coast Sales; and Stephanie Johnson, Purchasing Manager.

(standing, left to right):
Paul Biondi, Quality Assurance Manager; Tama Murphy, Director of Human Resources; Tom Redmond, Controller; Phil Steinhauser, Facilities Manager; Paul Massaro, Production Control Manager; and Michael Lamb, Production Manager.

After riding a tidal wave of activity in fiscal year 2001, the drought of fiscal year 2002 was quite unexpected. Seemingly overnight, the demand for our product dropped by at least 50% and the forecast did not contain any hint of a rebound. Tough decisions had to be made, and our New York Team did an outstanding job dealing with some very difficult situations. The extremely high levels of integrity, sincerity and respect that were instrumental in increasing our business were ever-present as we realigned our business to be in synch with a lower level of customer requirements.

It would have been easy to feel sorry for ourselves, but we didn't have time for self-pity and we had work to do. Our major expansion program was virtually complete and it was time to transition our new capability into our day to day business. As much as our expansion program increases our capacity, it also greatly enhances our ability to produce higher quality, more consistent products while increasing our flexibility and reducing our cycle times.

Our new, state-of-the-art prepreg operation is certainly living up to our expectations. The combination of shear mixing and proprietary treating technology has enabled us to manufacture products quicker, cleaner and more consistently. The cpk values of our products have noticeably improved, and we are still only scratching the surface of the full potential for improvement. The learning curve for new technology is steep, but the payoff is quite rewarding.

Our automated lamination and fabrication technologies are also performing very well. We have experienced an increase in final product yields consistent with the improvements in surface quality and reductions in product handling that were expected. These technologies have increased our flexibility and reduced our cycle times so that we are able to satisfy the very short quick-turn-around product delivery requirements of our customers. Currently, 25% of our customers' requirements are manufactured and shipped within 16 to 24 hours after order placement, and an additional 38% are manufactured and shipped within 24 to 48 hours.

All of this, of course, exemplifies our strategy of Customer Intimacy. Our goal is to help our customers succeed! Accordingly, if we are able to supply our customers with the highest quality, most consistent products within very short time frames, which enables them to be successful, then we indeed have successfully performed our mission.

John Jongebloed
President
New England Laminates Co., Inc.

density interconnects and semiconductor packages. Multilayer printed circuit boards are printed circuit boards with three or more layers (it could be over 50 layers in the case of a wide bandwidth high-speed router, for example) of copper circuitry separated by insulating dielectric layers (sometimes called prepreg) and stacked on top of one another. These multiple layers of circuitry are normally connected to one another by vertical conductor holes or vias. Multilayer printed circuits are used for higher density interconnect or packaging applications where more signal paths are required in a smaller amount of space. Generally, multilayer boards are utilized in more sophisticated, higher technology electronic equipment.

Park's diverse circuit materials product line is designed to address a wide array of end-use applications and performance requirements. Our circuit materials product line has been developed internally and through long-term development projects with certain select suppliers. Park focuses its R&D efforts toward developing industry leading product technology to meet the most demanding electronic equipment performance requirements. Our product line has been designed with an emphasis on higher performance, higher technology materials. Park performs product development at its dedicated R&D laboratory located in California.

Park's advanced circuit materials products include high-speed, low-loss, digital broadband engineered formulations, high temperature modified epoxies, bismaleimide triazine epoxies ("BT-epoxy"), polyimides, high performance Thermount® materials ("Thermount" is a registered trademark of E.I. duPont de Nemours & Co.), APPE resin technology (a licensed product of Asahi Chemical Industry Co., Ltd.), SI™ ("Signal Integrity") products, cyanate esters and polytetrafluoroethylene ("PTFE") formulations for radio frequency ("RF")/microwave applications.

Market...According to the IPC-Association Connecting Electronics Industries, an international trade organization for the printed circuit and interconnect industry (the "IPC"), in 2001, the worldwide market for all printed circuit boards was approximately $29.6 billion, which represented a 24% decrease from the size of the market in 2000, and the worldwide market for multilayer and high performance printed circuit boards was approximately $16.0 billion, which represented a 32% decrease from the size of this market in 2000. Park estimates that, in 2001, the worldwide market for multilayer and high performance

Nelco California Leadership Team

PARK nelco



Ken Lagemann, Senior Process Engineer and Treater Manager; Jim Hartzell, West Coast Director of Sales; Fred Scheer, Quality and Technical Service Manager; Todd Shuder, Engineering Manager; Bob Kimmel, Facilities Manager; Gordon Olson, Controller; Candido Gonzalez, Lamination Manager; Mary Wathen, President; Hilde Toledo, Purchasing Manager; Mark Jones, Finishing Manager; and Tim Slipp, Manufacturing Planning Manager.

Fiscal year 2002 was a very challenging year for all participants in the printed circuit board industry. Business conditions changed dramatically from the preceding year. The Nelco California team worked very hard through these difficult times. The challenges that faced us were not only changes in the marketplace but also changes in our leadership. Nelco California met these challenges with positive results.

The planned technology upgrades proceeded on schedule with many improvements now being completed. Our new automated production lines are in place, and we are ready for the most challenging industry demands. Quick-turn-around product delivery requirements are at the forefront of our daily business practices. Deliveries that used to take days are now accomplished in hours. Our automation affords us a high level of flexibility and allows us to meet our customers' requirement efficiently and promptly. Fifty percent of all products ordered are manufactured and delivered within 48 hours.

We continue to define and refine our Customer Intimacy concepts. Every day we conceive new ways to help our customers succeed. We are constantly looking beyond the obvious to see what more we can do. Our operation today is truly customer driven as opposed to manufacturing driven.

We also have a new Quality policy in place. We are emphasizing QUALITY=PEOPLE, PROCESS and PRODUCT. It is our belief that focusing on our employees and enabling them to better understand our processes will result in the delivery of a higher quality product.

Nelco California stands ready for a new fiscal year and whatever new challenges it may bring.

Mary Wathen
President
Nelco Products, Inc.

Nelco Asia Leadership Team



(front row, left to right):
Kelvin Loh, Regional Finance Director; Andrew Chan, Regional Sales/Marketing Director; T.H. Quek, Technical Service Director; Michael Hehl, Vice President, Asian Business Unit and Managing Director, Singapore; Timothy Lim, Facilities Director; and K.H. Lee, Quality Assurance Director.

(back row, left to right):
Francis Ng, Production Control/Shipping Manager; Crystal Ding, Finance Manager, Wuxi; Chua Bee Lay, Deputy Financial Controller, Singapore; Roland Erismann, Country Manager, China and General Manager, Wuxi; Vivien Sim, Materials Director; Joseph Choy, Regional Manufacturing Director; Lee Soo Wan, Treater Technology Manager; Eddie Mok, Technical Sales Director, China; Joyce Lim, Executive Assistant; Michael Monnin, Technical Service Director, Korea; Wong Twee Liang, Treater Operations Manager; Ramlee Hussain, Manufacturing Manager; Teo Geok Poh, Technical Sales Manager; and Henry Kong, Human Resources and Safety Director.

The Asian Business Unit was designated two years ago to heighten Park/Nelco's focus on the rapidly growing Asian market. During the past fiscal year, we strengthened our in-country technical support in Korea with the addition of a seasoned technical director and enhanced our network of local agents and direct technical sales and support personnel in the region, expanding our customer base in Taiwan, Korea and Thailand despite the significant downturn in the region's electronics industries. With the opening of our Wuxi Business Center, located in the Singapore-Wuxi Industrial Park near Shanghai, we have established the physical presence of Park/Nelco in China. Our business relationships with existing customers and those opening new facilities in China will be reinforced through local sales and technical support and value-added services performed at our Wuxi Business Center. We look forward to expanding the strong foundation of business that we have developed over the past fifteen years in China and Hong Kong and to maintaining our position as the supplier of choice for advanced materials used in the fabrication of complex high-layer count circuit boards in China and throughout Asia.

Mike Hehl
Managing Director
Nelco Products Pte. Ltd.

printed circuit materials (that's Park's market) was approximately $1.9 billion compared to approximately $3.0 billion in 2000. We serve the entire market for multilayer materials, which is the higher technology segment of the larger printed circuit materials market. In addition, we focus on high performance multilayer materials having advanced thermal, mechanical and electrical capabilities. These high performance materials are used in the highest technology interconnection applications for the most sophisticated electronic equipment. This high performance materials segment of our market experienced significant growth for many years prior to 2001, and our sales of high performance materials as a percentage of our total sales have increased each year for the past several years, including our 2002 fiscal year. Consequently, we intend to continue to focus on this special segment of our market.

Customers...Park's customers for its advanced electronic materials include leading independent printed circuit board fabricators, electronic manufacturing service companies, electronic contract manufacturers and electronic original equipment manufacturers in the computer, networking, telecommunications, transportation, aerospace and instrumentation industries.

We seek to align ourselves with the larger, more technologically advanced and better capitalized independent printed circuit board fabricators, electronic manufacturing service companies, electronic contract manufacturers and electronic original equipment manufacturers which are industry leaders committed to maintaining and improving their leadership positions and to building long-term relationships with their suppliers. The growth in Park's electronic materials business, prior to fiscal year 2002, was attributable more to building relationships with key customers which are positioned for aggressive growth and market leadership, rather than to adding new customer accounts, although the Company believes that its market share increased in the 2002 fiscal year as a result of adding new customer accounts.

Electronics Industry Trends and Opportunities...There are several industry trends, which we believe are working to the advantage of Park's business. These trends are:

- Increasing Demand for High Technology Electronic Equipment. The increasing demand around the globe in emerging and developed markets for electronic equipment, and particularly higher technology electronic equipment, benefits Park and other suppliers to the electronic equipment industry.

Neltec Leadership Team



(back row, left to right):
Barry Weller, Facilities Manager; Dave Luttrull, Director of Product Solutions; Jay Grover, President; George Pinzon, North American Sales Manager; Brian Bennawy, Controller.

(front row, left to right):
Joan Couet, Human Resources Manager; Kim Rand, Inside Sales Manager; Pat Crowley, Quality Manager; Kent Frazer, Senior Director of RF Sales and Marketing.

The past year was one of significant change. It was filled with new challenges and opportunities which required a higher degree of focus and customer involvement to ensure success. As printed circuit board manufacturers responded to the higher technology opportunities in the marketplace, Neltec experienced a dramatic shift in new product introductions at the customer level throughout the 2002 fiscal year. This shift required us to respond more quickly and with greater technical service support. We introduced a new internal position (Director of Product Solutions) to meet the increasing demand to bridge the gap between process and product capabilities and to improve the overall success of our products.

While Neltec continues to specialize in high performance materials, it also now serves as the commercial development site for all Park/Nelco new product introductions and material enhancements. Neltec is responsible for the transfer of all new products to Park/Nelco sites around the world as new developments become commercially viable.

The integration of the Neltec S.A. operation in France, which manufactures our N9000 polytetrafluoroethylene ("PTFE") materials, into the Neltec business unit was completed during the 2002 fiscal year. The addition of PTFE manufacturing capability in Tempe, which was completed in our 2002 fiscal year, has significantly broadened our product offerings and expanded the markets which we can serve. We now have the capability to supply two meter N9000 products to the cellular, wireless broadband and digital broadband markets. The new opportunities becoming available in the current fiscal year are extremely exciting, and we will continue to improve our position to better serve our customers and promote their success.

Jay Grover
President
Neltec, Inc.

Nelco Dielektra Europe Leadership Team



The leadership team of Nelco Dielektra Europe, Park's European Business Unit (left to right): Michel Matheron, European Technology Director; Ron Brett, Managing Director, Dielektra GmbH; Reinhard Bartusek, European Sales and Marketing Director and Managing Director, Dielektra GmbH; Jean Martin, Operations Director, Nelco S.A.S.; Anne Marsh, European Logistics Manager and Nelco UK Business Systems Manager; Alan Dean, European Project Manager and UK Operations Manager; Juergen Lakomy, Finance and Administration Director, Dielektra GmbH; Clive Hepplestone, Managing Director, Nelco Dielektra Europe; and Jonathan LeBrun, European Finance Director.

At the start of fiscal year 2002, we were already seeing a slowdown in the European market. At that time, however, there was a general belief that this was only a short term correction of overheated market conditions. Now, one year later, we are counting the cost of the most dramatic downturn in business that our industry has ever experienced. Such a change in business fortunes required us to review our operations in line with anticipated market demand. As a result, we found it necessary to adjust our capacities and make significant reductions in our European workforce. These adjustments anticipated an earlier recovery in the market situation than we have experienced, although, finally, we now believe that some areas of the market may be starting to show the first green shoots of recovery. In any event, when the market does begin to recover, we believe that we will be well positioned to take advantage of it. We are excited by the fact that we have a number of new products that we are introducing into the European market that will help our customers meet the ever-increasing demands from their own customers for advanced products. By working closely with our customers and understanding their requirements, we are continuing to build the relationships that will enable us to help and support them for many years to come.

Clive Hepplestone
Managing Director
Nelco Dielektra Europe

Since Park's operations are global in scope, we are well positioned to benefit from the industry's growth in all regions of the world.

- Rapid Improvement in Performance and Functionality of Electronic Equipment. Electronic equipment manufacturers are under constant pressure to introduce more and more advanced equipment in order to remain competitive and to satisfy the increasingly demanding computing and communicating needs of their customers. In order for the equipment manufacturer to deliver higher and higher levels of equipment performance and functionality, it must utilize high performance materials capable of operating in higher temperature environments and of supporting higher speed, higher frequency signals, which are required for high bandwidth applications. Park specializes in the design and production of high performance materials and has grown this sector of its business substantially in recent years.

In order for the equipment manufacturer to deliver increasingly advanced equipment, it also must incorporate high density circuitry and packaging technology into its equipment. This requires the use of high layer count circuit boards with very thin dielectric layers (.002" or less) and very fine line circuitry geometries (line and space widths of .002" or less). Park specializes in producing very high quality ultra-thin dielectric layers. According to IPC data, the average thickness of the dielectric layers produced by Park is significantly less than the U.S. industry average. Park routinely produces advanced materials having .002" dielectrics with high yields. We believe our special focus toward very high quality, ultra-thin materials has become an increasingly important distinguishing feature for us as the world moves to increasingly more advanced electronic equipment.

- Miniaturization and Portability of Advanced Electronic Equipment. Trends toward miniaturization and portability of increasingly advanced electronic equipment (including wireless communications equipment) have further driven the need for high performance materials suitable for high speed signals and for ultra-thin materials and ultra-fine line circuitry suitable for high density circuitry and packaging applications. As discussed above, Park specializes in the design and production of high performance materials and very high quality ultra-thin materials.
- Time-to-Market and Time-to-Volume Pressures. Park's customers are under increasing pressure to roll out new products

FiberCote Leadership Team


FiberCote

Pictured in the photograph are several members of the FiberCote Industries leadership team (left to right): John Tauriello, Director of Marketing and Sales; John Korzinski, Director of Finance; Steve Peake, Technical Director; and Steve Garrette, President.

The FiberCote business unit has transformed into a focused, highly motivated team serving its chosen customers and markets with advanced composite materials. During the last year, FiberCote has re-positioned itself to grow in several strategic markets, including business aircraft, aerospace, rocket motors, and radio frequency ("RF") structures.

FiberCote's materials are used in niche structural applications that require high strength and light weight, often in combination with specific thermal and electrical properties, and FiberCote focuses on high value applications in commercial and defense/military aerospace market niches. Significant product development investments during recent years in FiberCote's new E-765 advanced composite prepregs and FAA approval of them have begun to pay off in business aircraft, helicopter and aircraft repair and overhaul market segments during the last fiscal year. In addition, we achieved a significant milestone in our efforts in the rocket motor market segment last year as we successfully qualified materials for the Atlas V Evolved Expendable Launch Vehicle ("EELV"), a new generation of commercial launch vehicle designed to meet US Department of Defense needs for expendable, medium and heavy-lift transportation to orbit. Our low loss RF microwave materials continue to position FiberCote as a preferred source for performance driven applications, such as the Longbow Hellfire Missile System, which is planned for integration into the entire fleet of AH-64 Apache attack helicopters and into one-third of the US Army's next generation Comanche attack helicopter fleet. Finally, FiberCote's interior grade materials were chosen for use in composite monorail car bodies for the new Las Vegas monorail system.

We are excited about the future and the prospects for building on our recent successes to assist our customers in growing their businesses as well as our own. Continuing investments in our processes and expertise will enable us to further advance our goals in product quality and Customer Intimacy in the current fiscal year. We look forward to finding new ways to help our customers succeed in their businesses.

Steve Garrette
President
FiberCote Industries, Inc.

DPI Leadership Team



(left to right):
Dave Salvage, Plant Engineer; George Bean, Technical Manager; Joe Melenkivitz, Controller; Larry Kuntz, President; and Jason Roberge, Plant Manager.

Dielectric Polymers, Inc. ("DPI") manufactures high performance pressure sensitive tapes and films, offering custom coating capabilities, in addition to its standard line of adhesive tapes. Over the past year, Dielectric Polymers has focused its product development efforts on assisting specialty tape fabricators in producing complex assemblies of adhesives and various substrates. Dielectric Polymers has expanded its product line with a group of custom laminations that are used in a variety of industrial applications, including splicing and high temperature masking, in the electronics, automotive, aerospace and graphic arts industries. Relying on more than thirty years of manufacturing experience, Dielectric Polymers often assists in troubleshooting applications to meet customers' specific needs.

Larry Kuntz
President
Dielectric Polymers, Inc.

more frequently and ramp them to volume (with good yields) more quickly. This intense market pressure has driven our customers to seek out and establish very close relationships with value-added materials suppliers who can and will work closely with them in the roll out and ramping to volume of new products. By working very closely with our customers, we are able to very quickly solve our customers' real product development, engineering and production problems. This fast and responsive problem solving capability has become critically important to our customers because of the intense time-to-market and time-to-volume pressures they now must live with.

- OEM Early Involvement. Park's customers are becoming increasingly dependent on the design activity of their original equipment manufacturer ("OEM") customers due to the rapid deployment of new products in the industry. Without early involvement among Park, the circuit board fabricator, the assembler and the OEM, it is difficult to provide new electronic materials technology that is compatible with the new product applications. For this reason, Park has continued to emphasize its existing OEM program with dedicated resources and is involved very early in several significant new

OEM programs that require advanced material technologies. In this manner, Park's customers benefit from application successes and access to the right technology at the right time for the OEM program. The additional benefit to our R&D program is early input on the performance objectives of the key OEM programs and early qualification of our advanced materials.


Gross Profit
(in millions)
$125
100
75
50
25
0
'93
'94
'95
'96
'97
'98
'99
'00
'01
'02

- Consolidation of Park's Customers' Industry. There has been rapid consolidation of our customers' industry principally as the result of the accelerating pace of new technology and the deregionalization of the markets. The larger, more sophisticated and better capitalized independent circuitry fabricators and electronic manufacturing service companies have gained, and we believe will continue to gain, market share from the smaller circuit board fabricators who find it increasingly difficult to compete and have lost market share or have been absorbed or discontinued as organizations. Since we work principally with the larger, more sophisticated independent circuit fabricators and electronic manufacturing service companies who are gaining market share, we are benefiting from the market share gains and successes of our customers.


Sales Per Employee
(in thousands)
$200
150
100
50
0
'93
'94
'95
'96
'97
'98
'99
'00
'01
'02

Management's Discussion and Analysis
of Financial Condition and Results of Operations

General:

Park is a leading global designer and producer of advanced electronic materials used to fabricate complex multilayer printed circuit boards and other electronic interconnect systems. The Company's customers include leading independent printed circuit board fabricators, electronic manufacturing service companies, electronic contract manufacturers and major electronic original equipment manufacturers in the computer, telecommunications, transportation, aerospace and instrumentation industries.

The sales and earnings growth that the Company achieved during its 2001 and 2000 fiscal years halted in the 2002 fiscal year as a result of a severe correction and downturn in the global electronics industry. The Company's sales declined dramatically in the fiscal year ended March 3, 2002, with steep declines in sales by the Company's North American, European and Asian operations. The Company's sales volumes during the 2002 fiscal year were less than one half of the sales levels during the 2001 fiscal year, and the Company reported a substantial loss in the 2002 fiscal year.

The Company's sales growth during the 2001 and 2000 fiscal years was attributable to increased sales of electronic materials in North America, excluding the loss of sales to Delco Electronics, discussed below, and in Europe and Asia. The Company's ongoing efforts to expand its higher technology, higher margin product lines were significant factors in the growth of the Company's sales of electronic materials.

The Company's earnings increased during each of the 2001 and 2000 fiscal years, despite the significant losses in the 2000 fiscal year incurred by the Company's mass lamination business in Arizona which formerly supplied Delco Electronics and despite the significant charges related to the closure and the write-down of the assets of the plumbing hardware business and the 2000 fiscal year operating loss of that business. In the 2001 fiscal year, the Company's earnings reached record levels as a result of the surge in demand for the Company's electronic materials products throughout the global electronics markets served by the Company and the Company's continuing emphasis on its higher technology product lines.

Growth of the Company's electronic materials business was constrained during the 2001 and 2000 fiscal years by the Company's available manufacturing capacity, although the Company has been expanding the manufacturing capacity of its electronic materials facilities in recent years. Nevertheless, all the Company's electronic materials facilities were operating at full capacity during the 2001 fiscal year. During the 2000 fiscal year, the Company completed expansions of its electronic materials operations in Singapore and France, acquired additional manufacturing capacity in California, and commenced significant additional expansions of its electronic materials operations in California and New York, which it completed in its 2002 fiscal year. During the 2001 fiscal year, the Company commenced a significant expansion of its higher technology product line manufacturing facility in Arizona, which it completed in the 2002 fiscal year first quarter.

During the Company's 1998 fiscal year and for several years prior thereto, more than 10% of the Company's total worldwide sales were to Delco Electronics Corporation, a subsidiary of General Motors Corp., and the Company's wholly owned subsidiary, Nelco Technology, Inc. ("NTI") located in Tempe, Arizona, had been Delco's principal supplier of semi-finished multilayer printed circuit board materials, commonly known as mass lamination, which were used by Delco to produce finished multilayer printed circuit boards. However, in March 1998, the Company was informed by Delco that Delco planned to close its printed circuit board fabrication plant and exit the printed circuit board manufacturing business. As a result, the Company's sales to Delco declined during the three-month period ended May 31, 1998, were negligible during the remainder of the 1999 fiscal year and have been nil since that time.

In May 1998, the Company and NTI filed a complaint against Delco Electronics Corporation and the Delphi Automotive Systems unit of General Motors Corp. in the United States District Court for the District of Arizona. The complaint alleged, among other things, that Delco breached its contract to purchase semi-finished multilayer printed circuit boards from NTI and that Delphi interfered with NTI's contract with Delco, that Delco breached the covenant of good faith and fair dealing implied in the contract, that Delco engaged in negligent misrepresentation and that Delco fraudulently induced NTI to enter into the contract. The Company and NTI sought substantial compensatory and punitive damages. In November 2000, a jury awarded damages to NTI in the amount of $32,280,000, and in December 2000, the judge in the United States District Court for the District of Arizona entered judgment for NTI on its claim of breach of the implied covenant of good faith and fair dealing with damages in the amount of $32,280,000. Both parties filed motions for post-judgment relief and a new trial, all of which the judge denied, and both parties have appealed the decision to the United States Court of Appeals for the Ninth Circuit in San Francisco.

After March 1998, the business of NTI languished and its performance was unsatisfactory due primarily to the absence of the unique, high-volume, high-quality business that had been provided by Delco Electronics and the absence of any other customer in the North American electronic materials industry with a similar demand for the large volumes of semi-finished multilayer printed circuit board materials that Delco purchased from NTI. Although

NTI's business experienced a resurgence in the 2001 fiscal year as the North American market for printed circuit materials became extremely strong and demand exceeded supply for the electronic materials manufactured by the Company, the Company's internal expectations and projections for the NTI business were for continuing volatility in the business' performance over the foreseeable future. Consequently, the Company commenced efforts to sell the business in the second half of its 2001 fiscal year; and in April 2001, the Company sold the assets and business of NTI and closed a related support facility, also located in Tempe, Arizona. In connection with the sale and closure, the Company recorded non-recurring, pre-tax charges of $15.7 million in its 2002 fiscal year first quarter ended May 27, 2001. As a result of this sale, the Company exited the mass lamination business in North America.

Although the Company's electronic materials business was not dependent on this single customer, the loss of this customer had a material adverse effect on this business in the last three fiscal years.

The Company is not engaged in any related party transactions involving relationships or transactions with persons or entities that derive benefits from their non-independent relationship with the Company or the Company's related parties, or in any transactions with parties with whom the Company or its related parties have a relationship that enables the parties to negotiate terms of material transactions that may or would not be available from other, more clearly independent parties on an arm's-length basis, or in any trading activities involving non-exchange traded commodity or other contracts that are accounted for at fair value or otherwise or in any energy trading or risk management activities, other than certain limited foreign currency contracts intended to hedge the Company's contractual commitments to pay certain obligations or to realize certain receipts in foreign currencies.

Fiscal Year 2002 Compared with Fiscal Year 2001:

The Company experienced a sharp decline in its results of operations for the fiscal year ended March 3, 2002 as the North American, European and Asian markets for sophisticated printed circuit materials experienced severe downturns during such periods.

In addition to its severely depressed results of operations, during the 2002 fiscal year first quarter, the Company incurred non-recurring, pre-tax charges of $15.7 million in connection with the sale of the assets and business of NTI and the closure of a related support facility in Arizona and $0.7 million in connection with workforce reductions at the Company's continuing operations. The Company also incurred pre-tax charges during the 2002 fiscal year third quarter totaling $2.9 million in connection with the realignment of the operations of its German subsidiary, Dielektra GmbH, the Company's electronic materials business located in Cologne, Germany. The realignment included the closure of Dielektra's conventional lamination line to enable it to better focus its efforts and capabilities on its unique Datlam™ automated continuous lamination and paneling manufacturing technology and the reduction of the size of its mass lamination operations in order to focus on the marketing and manufacturing of high technology, higher layer count mass lamination product. The Company incurred an additional $125,000 in pre-tax charges during the third quarter for a workforce reduction at another business unit.

The significant reduction in the Company's sales of electronic materials was largely responsible for the severe decline in the Company's results of operations for the fiscal year ended March 3, 2002. The North American, European and Asian markets for sophisticated printed circuit materials collapsed during the 2002 fiscal year, and the Company's electronic materials operations located in each region suffered as a result, although the Company believes it gained market share with certain of its electronic materials customers.

The Company's results of operations and margins declined in the 2002 fiscal year principally as a result of the electronic material business' decrease in sales of all products and the concomitant operation of the Company's facilities at levels far below their designed manufacturing capacity.

Operating results of the Company's specialty adhesive tape and advanced composite materials businesses also declined during the 2002 fiscal year. This decline was attributable to lower volumes of products sold.

While the Company's sales volumes during the 2002 fiscal year were only about 44% of the robust sales volumes achieved by the Company during the 2001 fiscal year, the Company has experienced a small improvement in its sales levels during the months of January through April 2002 compared to the preceding seven months. The Company believes this improvement is attributable to market share gains and to improvements in the business of the Company's customers. However, the Company cannot predict whether this small improvement is sustainable or to ascertain whether the global electronics industry is in fact beginning to recover.

Results of Operations

Net sales for the fiscal year ended March 3, 2002 declined 56% to $230.1 million from $522.2 million for the fiscal year ended February 25, 2001. This decline in sales was the result of lower unit volumes of materials shipped and the absence of sales by NTI, which, as described above, the Company sold in the 2002 fiscal year first quarter.

Management's Discussion and Analysis
of Financial Condition and Results of Operations
(continued)

Although the net sales of NTI during the 2001 fiscal year were material relative to the Company's consolidated net sales during such year, the operations of NTI were not material to the Company's consolidated financial position, results of operations, capital resources or liquidity, and the sale of NTI is not expected to have any material effect on the Company's future operating results, financial position, capital resources, liquidity or continuing operations.

The Company's foreign operations accounted for $97.5 million of sales, or 42% of the Company's total sales worldwide, during the 2002 fiscal year, compared with $209.3 million of sales, or 40% of total sales worldwide, during the 2001 fiscal year. Sales by the Company's foreign operations during the 2002 fiscal year decreased 54% from the 2001 fiscal year. The decrease in sales by the Company's foreign operations in the 2002 fiscal year was due to decreases in sales in both Asia and Europe.

The overall gross margin as a percentage of net sales for the Company's worldwide operations was 5.1% during the 2002 fiscal year compared with 22.5% during the 2001 fiscal year. The deterioration in the gross margin was attributable to the significant declines in sales volumes from the 2001 fiscal year, the absence of growth in sales of higher technology, higher margin products, which was only slightly offset by increases in market share with certain key electronic materials customers and inefficiencies caused by operating certain facilities at levels below their designed manufacturing capacity. Although the Company's cost of sales decreased significantly as a result of lower production volumes and cost reduction measures implemented by the Company, including significant workforce reductions, the reduction of overtime and the decision to not implement annual salary increases, the declines in sales and production volumes resulted in lower volumes to absorb fixed overhead costs and, consequently, an increase in the cost of sales as a percentage of net sales in the 2002 fiscal year.

Although selling, general and administrative expenses declined by $15.5 million, or by 31%, during the 2002 fiscal year compared with the 2001 fiscal year, these expenses, measured as a percentage of sales, were 14.9% during the 2002 fiscal year compared with 9.5% during the 2001 fiscal year. The increase in selling, general and administrative expenses as a percentage of sales in the 2002 fiscal year resulted from proportionately lower sales compared to the 2001 fiscal year.

For the reasons set forth above, for the 2002 fiscal year, income from operations, including the non-recurring, pre-tax charges, described above, related to the realignment of the operations of the Company's German business unit, the sale of NTI and the closure of a related support facility and severance for workforce reductions at the Company's continuing operations, declined to a loss of $42.0 million, and income from operations, before the non-recurring, pre-tax charges, declined to a loss of $22.6 million, in both cases compared to a profit of $67.8 million for the 2001 fiscal year.

Interest and other income, net, principally investment income, declined 34% to $5.5 million for the 2002 fiscal year from $8.4 million for the 2001 fiscal year. The decrease in investment income was attributable to the reduction in cash available for investment and lower prevailing interest rates during the 2002 fiscal year. The Company's investments were primarily short-term taxable instruments. The Company incurred no interest expense during the 2002 fiscal year compared with $5.6 million during the 2001 fiscal year. The Company's interest expense was related primarily to its $100 million principal amount of 5.5% Convertible Subordinated Notes due 2006 issued in 1996, $2,328,000 principal amount of which was converted into 82,750 shares of the Company's common stock prior to February 25, 2001, the end of the Company's 2001 fiscal year, $95,934,000 of which was converted into 3,410,908 shares of the Company's common stock on March 1, 2001, and $1,738,000 of which was redeemed by the Company for cash on March 2, 2001. See "Liquidity and Capital Resources" elsewhere in this discussion.

The Company's effective income tax rate was 30.0% for the 2002 fiscal year and the 2001 fiscal year.

Net earnings for the 2002 fiscal year, including the non-recurring, pre-tax charges, described above, related to the realignment of the operations of the Company's German business unit, the sale of NTI and the closure of a related support facility and severance for workforce reductions at the Company's continuing operations, declined to a net loss of $25.5 million, and net earnings, before the non-recurring, pre-tax charges, declined to a net loss of $11.9 million, in both cases from net earnings of $49.4 million for the 2001 fiscal year.

Basic and diluted earnings per share decreased from $3.10 and $2.65, respectively, for the 2001 fiscal year to a loss per share of $1.31 including the non-recurring, pre-tax charges and to a loss per share of $0.61 before the non-recurring, pre-tax charges for the 2002 fiscal year.

The declines in net earnings and earnings per share were primarily attributable to the decline in the profit from operations and the charge for the closure of the business unit in Arizona which formerly supplied Delco Electronics Corporation with semi-finished multilayer circuit boards.

Fiscal Year 2001 Compared with Fiscal Year 2000:

The Company's electronic materials business was largely responsible for the dramatic improvement in the Company's results of operations for the fiscal year ended February 25, 2001. The North American, Asian and European markets for sophisticated printed circuit materials were extremely strong during the 2001 fiscal year, and the Company's electronic materials operations located in all three geographic areas performed well as a result.

The Company's results of operations and margins improved in the 2001 fiscal year principally as a result of the optimal utilization of the electronic materials business' manufacturing resources and the business' increase in its market share with certain key customers and increase in its sales of higher technology, higher margin products.

Results of Operations

Net sales for the fiscal year ended February 25, 2001 increased 23% to $522.2 million from $425.3 million for the fiscal year ended February 27, 2000. This increase in sales was principally the result of higher volume of materials shipped and an increase in sales of higher technology products.

The Company's foreign operations accounted for $209.3 million of sales, or 40% of the Company's total sales worldwide, during the 2001 fiscal year compared with $159.1 million of sales, or 37% of total sales worldwide, during the 2000 fiscal year. Sales by the Company's foreign operations during the 2001 fiscal year increased 32% from the 2000 fiscal year. The increase in sales by the Company's foreign operations in the 2001 fiscal year was due to increases in sales by both the Asian and European operations of the Company.

The gross margin for the Company's continuing worldwide operations was 22.5% during the 2001 fiscal year compared with 17.3% for the 2000 fiscal year. The increase in the gross margin was attributable to efficiencies achieved by operating facilities at levels close to their designed capacity in the 2001 fiscal year, the continuing growth in sales of higher technology, higher margin products as a percentage of total sales and increases in market share with certain key electronic materials customers.

Selling, general and administrative expenses, measured as a percentage of sales, were 9.5% during the 2001 fiscal year compared with 10.7% during the 2000 fiscal year. This decrease was a result of the partially fixed nature of these expenses and the Company's increased sales in the 2001 fiscal year.

For the reasons set forth above, profit from operations for the 2001 fiscal year increased 190% to $67.8 million from $23.4 million for the 2000 fiscal year.

Interest and other income, principally investment income, increased 25% to $8.4 million for the 2001 fiscal year from $6.7 million for the 2000 fiscal year. The increase in investment income was attributable to increased cash available for investment and higher prevailing interest rates during the 2001 fiscal year. The Company's investments were primarily short-term taxable instruments and government securities. Interest expense for the 2001 fiscal year was $5.6 million compared with $5.7 million during the 2000 fiscal year. The Company's interest expense was related primarily to its $100 million principal amount of 5.5% Convertible Subordinated Notes due 2006 issued in February 1996. See "Liquidity and Capital Resources" elsewhere in this discussion.

The Company's effective income tax rate for the 2001 fiscal year was 30.0% compared with 25.0% for the 2000 fiscal year. This increase in the effective tax rate was primarily the result of a change in the Company's income mix among the tax jurisdictions in which the Company does business.

Net earnings for the 2001 fiscal year increased 170% to $49.4 million from $18.3 million for the 2000 fiscal year. Basic and diluted earnings per share increased to $3.10 and $2.65, respectively, for the 2001 fiscal year from $1.16 and $1.12, respectively, for the 2000 fiscal year. This increase in net earnings and earnings per share was primarily attributable to the increase in the profit from operations offset, in part, by the higher effective tax rate.

Liquidity and Capital Resources:

At March 3, 2002, the Company's cash and temporary investments were $151.4 million compared with $155.7 million at February 25, 2001, the end of the Company's 2001 fiscal year. The decrease in the Company's cash and investment position at March 3, 2002 was attributable to reduced cash provided from operating activities and cash used for the purchase of fixed assets, as discussed below. The Company's working capital (which includes cash and temporary investments) was $167.0 million at March 3, 2002 compared with $188.5 million at February 25, 2001. The decrease at March 3, 2002 compared with February 25, 2001 was due principally to lower cash and temporary investments, accounts receivable and inventories, offset in part by lower current liabilities. The decrease in accounts receivable, inventories and current liabilities at March 3, 2002 compared with February 25, 2001 was a result principally of reduced operating activity in support of lower sales volumes. The Company's current ratio (the ratio of current assets to current liabilities) was 4.9 to 1 at March 3, 2002 compared with 3.4 to 1 at February 25, 2001.

During the 2002 fiscal year, cash provided by the Company's operations, before depreciation and amortization and before non-cash losses related to the sale and impairment of fixed assets, of $4.3 million was enhanced by a significant net reduction in working capital items, resulting in $23.4 million of cash provided from operating activities. A major portion of the 2002 fiscal year's capital expenditures related to the expansions of the Company's electronic materials facilities in Arizona, California and New York.

Management's Discussion and Analysis
of Financial Condition and Results of Operations
(continued)

These expansions increased the Company's capacity and capability for the production of sophisticated printed circuit materials. Net expenditures for property, plant and equipment were $22.8 million, $51.8 million and $27.7 million in the 2002, 2001 and 2000 fiscal years, respectively. The Company expects the capital expenditures in the 2003 fiscal year to be less than the expenditures in the 2002 fiscal year and in the 2001 fiscal year.

At March 3, 2002, the Company had no long-term debt. During the Company's 2001 fiscal year, $2,328,000 principal amount of Notes was converted into 82,750 shares of the Company's common stock, and immediately after the end of the 2001 fiscal year, $95,934,000 principal amount of Notes was converted into 3,410,908 shares of the Company's common stock, all at a conversion price of $28.125 per share. On March 2, 2001, the Company redeemed $1,738,000 principal amount of Notes for a redemption price of $1,000.15 (including accrued interest) for each $1,000 principal amount Note pursuant to a previous announcement that on March 2, 2001 it would redeem all of the outstanding Notes that were not converted on or before March 1, 2001. See Note 6 of the Notes to Consolidated Financial Statements in this Report.

The Company believes its financial resources will be sufficient, for the foreseeable future, to provide for continued investment in working capital and property, plant and equipment and for general corporate purposes. Such resources would also be available for appropriate acquisitions and other expansions of the Company's business.

The Company is not aware of any circumstances or events that are reasonably likely to occur that could materially affect its liquidity.

The Company's liquidity is not dependent on the use of, and the Company is not engaged in, any off-balance sheet financing arrangements, such as securitization of receivables or obtaining access to assets through special purpose entities.

The Company's contractual obligations and other commercial commitments to make future payments under contracts, such as lease agreements, consist only of the operating lease commitments described in Note 13 of the Notes to Consolidated Financial Statements included elsewhere in this Report. The Company has no long-term debt, capital lease obligations, unconditional purchase obligations or other long-term obligations, standby letters of credit, guarantees, standby repurchase obligations or other commercial commitments or contingent commitments, other than a standby letter of credit in the amount of $1,042,000 to secure the Company's obligations under its workers' compensation insurance program.

Environmental Matters:

The Company is subject to various federal, state and local government requirements relating to the protection of the environment. The Company believes that, as a general matter, its policies, practices and procedures are properly designed to prevent unreasonable risk of environmental damage and that its handling, manufacture, use and disposal of hazardous or toxic substances are in accord with environmental laws and regulations. However, mainly because of past operations and operations of predecessor companies, which were generally in compliance with applicable laws at the time of the operations in question, the Company, like other companies engaged in similar businesses, is a party to claims by government agencies and third parties and has incurred remedial response and voluntary cleanup costs associated with environmental matters. Additional claims and costs involving past environmental matters may continue to arise in the future. It is the Company's policy to record appropriate liabilities for such matters when remedial efforts are probable and the costs can be reasonably estimated.

In the 2002, 2001 and 2000 fiscal years, the Company charged approximately $0.2 million, $0.3 million and $0.2 million, respectively, against pre-tax income for remedial response and voluntary cleanup costs (including legal fees). While annual expenditures have generally been constant from year to year, and may increase over time, the Company expects it will be able to fund such expenditures from cash flow from operations. The timing of expenditures depends on a number of factors, including regulatory approval of cleanup projects, remedial techniques to be utilized and agreements with other parties. At March 3, 2002, the recorded liability in accrued liabilities for environmental matters was $4.0 million compared with $4.4 million at February 25, 2001.

Management does not expect that environmental matters will have a material adverse effect on the liquidity, capital resources, business or consolidated financial position of the Company. See Note 13 of the Notes to Consolidated Financial Statements included in this Report for a discussion of the Company's commitments and contingencies, including those related to environmental matters.

Critical Accounting Policies and Estimates:

In response to financial reporting release FR-60, "Cautionary Advice Regarding Disclosure About Critical Accounting Policies", issued by the Securities and Exchange Commission in December 2001, the following information is provided regarding critical accounting policies that are important to the Consolidated

Financial Statements and that entail, to a significant extent, the use of estimates, assumptions and the application of management's judgment.

General

The Company's discussion and analysis of its financial condition and results of operations are based upon the Company's consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires the Company to make estimates, assumptions and judgments that affect the reported amounts of assets, liabilities, revenues and expenses and the related disclosure of contingent liabilities. On an ongoing basis, the Company evaluates its estimates, including those related to sales allowances, bad debts, inventories, valuation of long-lived assets, income taxes, restructuring, pensions and other employee benefit programs, and contingencies and litigation. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

The Company believes the following critical accounting policies affect its more significant judgments and estimates used in the preparation of its consolidated financial statements.

Sales Allowances

The Company provides for the estimated costs of sales allowances at the time such costs can be reasonably estimated. The Company is focused on manufacturing the highest quality electronic materials and other products possible and employs stringent manufacturing process controls and works with raw material suppliers who have dedicated themselves to complying with the Company's specifications and technical requirements. However, if the quality of the Company's products declined, the Company may incur higher sales allowances.

Bad Debt

The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. If the financial condition of the Company's customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

Inventory

The Company writes down its inventory for estimated obsolescence or unmarketability based upon the age of the inventory and assumptions about future demand for the Company's products and market conditions. If actual demand or market conditions are less favorable than those projected by management, additional inventory write-downs may be required.

Valuation of Long-Lived Assets

The Company assesses the impairment of long-lived assets whenever events or changes in circumstances indicate that the carrying value of such assets may not be recoverable. Important factors that could trigger an impairment review include, but are not limited to, significant negative industry or economic trends and significant changes in the use of the Company's assets or strategy of the overall business.

Income Taxes

Carrying value of the Company's net deferred tax assets assumes that the Company will be able to generate sufficient future taxable income in certain tax jurisdictions, based on estimates and assumptions. If these estimates and assumptions change in the future, the Company may be required to record additional valuation allowances against its deferred tax assets resulting in additional income tax expense in the Company's consolidated statement of operations. Management evaluates the realizability of the deferred tax assets quarterly and assesses the need for additional valuation allowances quarterly.

Restructuring

During the fiscal year ended March 3, 2002, the Company recorded significant reserves in connection with the restructuring relating to the sale of Nelco Technology, Inc., the closure of a related support facility and the realignment of Dielektra, GmbH. These reserves include estimates pertaining to employee separation costs and the settlements of contractual obligations resulting from the Company's actions. Although the Company does not anticipate significant changes, the actual costs incurred by the Company may differ from these estimates.

Contingencies and Litigation

The Company is subject to a small number of proceedings, lawsuits and other claims related to environmental, employment, product and other matters. The Company is required to assess the likelihood of any adverse judgments or outcomes in these matters as well as potential ranges of probable losses. A determination of the amount of reserves required, if any, for these contingencies is made after careful analysis of each individual issue. The required reserves may change in the future due to new developments in each matter or changes in approach such as a change in settlement strategy in dealing with these matters.

Management's Discussion and Analysis

of Financial Condition and Results of Operations

(continued)

Pension and Other Employee Benefit Programs

The Company's subsidiary in Europe has significant pension costs that are developed from actuarial valuations. Inherent in these valuations are key assumptions including discount rates and wage inflation rates. The Company is required to consider current market conditions, including changes in interest rates and wage costs, in selecting these assumptions. Changes in the related pension costs may occur in the future in addition to changes resulting from fluctuations in the Company's related headcount due to changes in the assumptions.

The Company's obligations for workers' compensation claims and employee-health care benefits are effectively self-insured. The Company uses an insurance company administrator to process all such claims and benefits. The Company accrues its workers' compensation liability based upon the claim reserves established by the third-party administrator and historical experience. The Company's employee health insurance benefit liability is based on its historical claims experience.

The Company and certain of its subsidiaries have a noncontributory profit sharing retirement plan covering their regular full-time employees. In addition, the Company's subsidiaries have various bonus and incentive compensation programs, most of which are determined at management's discretion.

The Company's reserves associated with these self-insured liabilities and benefit programs are reviewed by management for adequacy at the end of each reporting period.

Quantitative and Qualitative Disclosures About Market Risk

The Company is exposed to market risks for changes in foreign currency exchange rates and interest rates. The Company's primary foreign currency exchange exposure relates to the translation of the financial statements of foreign subsidiaries using currencies other than the U.S. dollar as their functional currency. The Company does not believe that a 10% fluctuation in foreign exchange rates would have had a material impact on its consolidated results of operations or financial position. The exposure to market risks for changes in interest rates relates to the Company's short-term investment portfolio. This investment portfolio is managed by outside professional managers in accordance with guidelines issued by the Company. These guidelines are designed to establish a high quality fixed income portfolio of government and highly rated corporate debt securities with a maximum weighted maturity of less than one year. The Company does not use derivative financial instruments in its investment portfolio. Based on the average maturity of the investment portfolio at the end of the 2002 fiscal year a 10% increase in short-term interest rates would not have had a material impact on the consolidated results of operations or financial position of the Company.

Report of Independent Auditors

To the Board of Directors and Stockholders of
Park Electrochemical Corp.
Lake Success, New York

We have audited the accompanying consolidated balance sheets of Park Electrochemical Corp. and subsidiaries as of March 3, 2002 and February 25, 2001 and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended March 3, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Park Electrochemical Corp. and subsidiaries as of March 3, 2002 and February 25, 2001 and the consolidated results of their operations and their cash flows for each of the three years in the period ended March 3, 2002, in conformity with accounting principles generally accepted in the United States.

Ernst + Young LLP

New York, New York
April 22, 2002

Consolidated Balance Sheets

(In thousands, except share and per share amounts)

	March 3, 2002	February 25, 2001
Assets		
Current assets:		
Cash and cash equivalents	$ 99,492	$123,726
Marketable securities (Note 2)	51,917	32,017
Accounts receivable, less allowance for doubtful accounts of $1,817 and $2,074, respectively	33,628	71,105
Inventories (Note 3)	13,242	32,307
Prepaid expenses and other (Note 7)	12,082	9,456
Total current assets	210,361	268,611
Property, plant and equipment, net of accumulated depreciation and amortization (Notes 4, 10 and 11)	149,810	159,309
Other assets (Note 7)	473	2,661
Total	$360,644	$430,581
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable	$ 14,098	$ 29,481
Accrued liabilities (Notes 5 and 13)	27,862	39,052
Income taxes payable	1,401	11,567
Total current liabilities	43,361	80,100
Long-term debt (Note 6)	—	97,672
Deferred income taxes (Note 7)	13,054	12,679
Deferred pension liability and other (Note 12)	11,683	11,224
Commitments and contingencies (Notes 12 and 13)		
Stockholders' equity (Notes 6, 8, 9 and 12):		
Preferred stock, $1 par value per share—authorized, 500,000 shares; issued, none	—	—
Common stock, $.10 par value per share—authorized, 60,000,000; issued, 20,369,986 shares	2,037	2,037
Additional paid-in capital	131,138	57,318
Retained earnings	172,953	203,150
Accumulated other non-owner changes	(7,890)	(5,764)
	298,238	256,741
Less treasury stock, at cost, 877,163 and 4,441,359 shares, respectively	(5,692)	(27,835)
Total stockholders' equity	292,546	228,906
Total	$360,644	$430,581

See notes to consolidated financial statements.

Consolidated Statements of Operations

(In thousands, except per share amounts)

	Fiscal Year Ended		
	March 3, 2002	February 25, 2001	February 27, 2000
Net sales	$230,060	$522,197	$425,261
Cost of sales	218,265	404,527	351,841
Gross profit	11,795	117,670	73,420
Selling, general and administrative expenses	34,360	49,897	45,508
Loss on sale of NTI and closure of related support facility (Note 10)	15,707	—	—
Restructuring and severance charges (Note 11)	3,727	—	—
Closure of plumbing hardware business (Note 16)	—	—	4,464
(Loss)/profit from operations	(41,999)	67,773	23,448
Other income:			
Interest and other income, net	5,543	8,419	6,654
Interest expense (Note 6)	—	5,593	5,720
Total other income	5,543	2,826	934
(Loss)/earnings before income taxes	(36,456)	70,599	24,382
Income taxes (Note 7)	(10,937)	21,180	6,085
Net (loss)/earnings	$ (25,519)	$ 49,419	$ 18,297
(Loss)/earnings per share (Note 9):			
Basic	$ (1.31)	$ 3.10	$ 1.16
Diluted	$ (1.31)	$ 2.65	$ 1.12

See notes to consolidated financial statements.

Park Electrochemical Corp. and Subsidiaries

Consolidated Statements of Stockholders' Equity

(In thousands, except share and per share amounts)

	Common Stock		Additional Paid-in Capital	Retained Earnings	Accumulated Other Non-Owner Changes	Treasury Stock		Comprehensive Income
	Shares	Amount				Shares	Amount	
Balance, February 28, 1999	20,369,986	$2,037	$ 52,429	$142,336	$(1,802)	4,887,569	$(30,354)	
Net earnings				18,297				$ 18,297
Exchange rate changes					(3,407)			(3,407)
Change in pension liability adjustment					149			149
Market revaluation					(231)			(231)
Stock options exercised			1,686			(215,339)	1,303	
Cash dividends ($.21 per share)				(3,325)				
Comprehensive income								$ 14,808
Balance, February 27, 2000	20,369,986	2,037	54,115	157,308	(5,291)	4,672,230	(29,051)	
Net earnings				49,419				$ 49,419
Exchange rate changes					(2,255)			(2,255)
Change in pension liability adjustment					1,481			1,481
Market revaluation					301			301
Conversion of long-term debt			1,810			(82,750)	519	
Stock options exercised			1,393			(156,666)	978	
Purchase of treasury stock						8,545	(281)	
Cash dividends ($.23 per share)				(3,577)				
Comprehensive income								$ 48,946
Balance, February 25, 2001	20,369,986	2,037	57,318	203,150	(5,764)	4,441,359	(27,835)	
Net loss				(25,519)				$(25,519)
Exchange rate changes					(1,257)			(1,257)
Change in pension liability adjustment					(802)			(802)
Market revaluation					(67)			(67)
Conversion of long-term debt			72,634			(3,411,204)	21,381	
Stock options exercised			1,186			(162,830)	1,027	
Purchase of treasury stock						9,838	(265)	
Cash dividends ($.24 per share)				(4,678)				
Comprehensive loss								$(27,645)
Balance, March 3, 2002	20,369,986	$2,037	$131,138	$172,953	$(7,890)	877,163	$ (5,692)	

See notes to consolidated financial statements.

Park Electrochemical Corp. and Subsidiaries

Consolidated Statements of Cash Flows

(In thousands)

	Fiscal Year Ended		
	March 3, 2002	February 25, 2001	February 27, 2000
Cash flows from operating activities:			
Net (loss)/earnings	$ (25,519)	$ 49,419	$ 18,297
Adjustments to reconcile net (loss)/earnings to net cash provided by operating activities:			
Depreciation and amortization	16,257	16,724	16,264
Loss on sale of fixed assets	10,636	—	—
Provision for plumbing business closure costs	—	—	3,230
Provision for impairment of fixed assets	2,959	1,146	1,234
Provision for doubtful accounts receivable	123	228	725
Provision for deferred income taxes	(4,690)	2,781	600
Other, net	(63)	(1,026)	107
Changes in operating assets and liabilities:			
Accounts receivable	36,907	(4,324)	(13,722)
Inventories	18,793	(5,410)	(2,831)
Prepaid expenses and other current assets	4,511	(3,404)	292
Other assets and liabilities	29	(476)	1,281
Accounts payable	(13,617)	5,004	(5,140)
Accrued liabilities	(9,744)	10,599	3,922
Income taxes payable	(13,176)	6,141	(2,777)
Net cash provided by operating activities	23,406	77,402	21,482
Cash flows from investing activities:			
Purchases of property, plant and equipment	(25,786)	(55,011)	(27,846)
Proceeds from sales of property, plant and equipment	2,986	3,250	117
Purchases of marketable securities	(47,355)	(70,144)	(127,677)
Proceeds from sales and maturities of marketable securities	27,036	117,245	152,388
Net cash used in investing activities	(43,119)	(4,660)	(3,018)
Cash flows from financing activities:			
Redemption of long-term debt	(1,738)	—	—
Dividends paid	(4,678)	(3,577)	(3,325)
Proceeds from exercise of stock options	1,959	1,722	2,478
Net cash used in financing activities	(4,457)	(1,855)	(847)
(Decrease)/increase in cash and cash equivalents before effect of exchange rate changes	(24,170)	70,887	17,617
Effect of exchange rate changes on cash and cash equivalents	(64)	(314)	(1,146)
(Decrease)/increase in cash and cash equivalents	(24,234)	70,573	16,471
Cash and cash equivalents, beginning of year	123,726	53,153	36,682
Cash and cash equivalents, end of year	$ 99,492	$123,726	$ 53,153

See notes to consolidated financial statements.

Notes to Consolidated Financial Statements

Three years ended March 3, 2002

1. Summary of Significant Accounting Policies

Park Electrochemical Corp. ("Park"), through its subsidiaries (collectively, the "Company"), is a leading global designer and producer of advanced electronic materials used to fabricate complex multilayer printed circuit boards and other electronic interconnection systems. The Company's multilayer printed circuit board materials include copper-clad laminates and prepregs. Multilayer printed circuit boards and interconnection systems are used in virtually all advanced electronic equipment to direct, sequence and control electronic signals between semiconductor devices and passive components. The Company also designs and manufactures specialty adhesive tapes and advanced composite materials for the electronics, aerospace and industrial markets.

a. Principles of Consolidation—The consolidated financial statements include the accounts of Park and its subsidiaries. All significant intercompany balances and transactions have been eliminated.

b. Use of Estimates—The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results may differ from those estimates. See "Critical Accounting Policies and Estimates" under "Management's Discussion and Analysis of Financial Condition and Results of Operations" in this Report.

c. Accounting Period—The Company's fiscal year is the 52 or 53 week period ending the Sunday nearest to the last day of February. The 2002, 2001 and 2000 fiscal years ended on March 3, 2002, February 25, 2001 and February 27, 2000, respectively. Fiscal year 2002 consisted of 53 weeks and fiscal years 2001 and 2000 consisted of 52 weeks.

d. Marketable Securities—All marketable securities are classified as available-for-sale and are carried at fair value, with the unrealized gains and losses, net of tax, included in comprehensive income. Realized gains and losses, amortization of premiums and discounts, and interest and dividend income are included in other income. The cost of securities sold is based on the specific identification method.

e. Inventories—Inventories are stated at the lower of cost (first-in, first-out method) or market.

f. Revenue Recognition—Revenues are recognized at the time product is shipped to the customer.

g. Product Warranties—The Company accrues for defective products at the time the existence of the defect is known and the amount is reasonably determinable. The Company's products are made to specific customer order specifications, and there are no future performance requirements for the Company's product other than the product meeting the agreed specifications. The amounts of returns and allowances resulting from defective or damaged products has been approximately 0.5% of sales for each of the Company's last three fiscal years.

h. Shipping Costs—The amounts paid to third-party shippers for transporting products to customers is classified as a selling expense. The amounts included in selling, general and administrative expenses were approximately $4,034,000, $6,485,000 and $6,483,000 for fiscal years 2002, 2001 and 2000, respectively.

i. Depreciation and Amortization—Depreciation and amortization are computed principally by the straight-line method over the estimated useful lives of the related assets or, with respect to leasehold improvements, the term of the lease, if shorter.

j. Deferred Charges—Costs incurred in connection with the issuance of debt are deferred and included in other assets and amortized, using the effective interest method, over the debt repayment period.

k. Income Taxes—Deferred income taxes are provided for temporary differences in the reporting of certain items, primarily depreciation, for income tax purposes as compared with financial accounting purposes.

United States ("U.S.") Federal income taxes have not been provided on the undistributed earnings (approximately $95,300,000 at March 3, 2002) of the Company's foreign subsidiaries, because it is management's practice and intent to reinvest such earnings in the operations of such subsidiaries.

l. Foreign Currency Translation—Assets and liabilities of foreign subsidiaries using currencies other than the U.S. dollar as their functional currency are translated into U.S. dollars at fiscal year-end exchange rates, and income and expense items are translated at average exchange rates for the period. Gains and losses resulting from translation are recorded as currency translation adjustments in comprehensive income.

m. Consolidated Statements of Cash Flows—The Company considers all money market securities and investments with maturities at the date of purchase of 90 days or less to be cash equivalents.

Supplemental cash flow information:

	Fiscal Year		
	2002	2001	2000
Cash paid during the year for:			
Interest	$2,700,000	$ 5,593,000	$5,524,000
Income taxes	6,847,000	12,281,000	7,976,000

Notes to Consolidated Financial Statements

Three years ended March 3, 2002
(continued)

2. Marketable Securities

The following is a summary of available-for-sale securities:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
March 3, 2002:				
U.S. Treasury and other government securities	$29,956,000	$ 76,000	$ 72,000	$29,960,000
U.S. corporate debt securities	21,853,000	80,000	49,000	21,884,000
Total debt securities	51,809,000	156,000	121,000	51,844,000
Equity securities	5,000	68,000	—	73,000
	$51,814,000	**$224,000**	**$121,000**	**$51,917,000**
February 25, 2001:				
U.S. Treasury and other government securities	$ 1,007,000	$ 11,000	$ —	$ 1,018,000
U.S. corporate debt securities	30,800,000	231,000	102,000	30,929,000
Total debt securities	31,807,000	242,000	102,000	31,947,000
Equity securities	5,000	65,000	—	70,000
	$31,812,000	$307,000	$102,000	$32,017,000

The gross realized gains on the sales of securities totaled $0, $26,000 and $9,000 for fiscal 2002, 2001 and 2000, respectively, and the gross realized losses totaled $60,000, $0 and $11,000 for fiscal 2002, 2001 and 2000, respectively.

The amortized cost and estimated fair value of the debt and marketable equity securities at March 3, 2002, by contractual maturity, are shown below:

	Cost	Estimated Fair Value
Due in one year or less	$ 9,123,000	$ 9,208,000
Due after one year through five years	42,686,000	42,636,000
	51,809,000	51,844,000
Equity securities	5,000	73,000
	$51,814,000	**$51,917,000**

3. Inventories

	March 3, 2002	February 25, 2001
Raw materials	**$ 4,996,000**	$14,988,000
Work-in-process	**2,916,000**	5,075,000
Finished goods	**4,784,000**	11,319,000
Manufacturing supplies	**546,000**	925,000
	$13,242,000	$32,307,000

4. Property, Plant and Equipment

	March 3, 2002	February 25, 2001
Land, buildings and improvements	**$ 60,689,000**	$ 48,501,000
Machinery, equipment, furniture and fixtures	**203,476,000**	233,078,000
	264,165,000	281,579,000
Less accumulated depreciation and amortization	**114,355,000**	122,270,000
	$149,810,000	$159,309,000

Depreciation and amortization expense relating to property, plant and equipment amounted to $16,257,000, $16,724,000 and $16,200,000 for fiscal 2002, 2001 and 2000, respectively. Pre-tax charges of $2,959,000, $1,146,000 and $1,234,000 were recorded in fiscal 2002, 2001 and fiscal 2000, respectively, for the write-down of impaired operating equipment to its estimated net realizable value (see Notes 10, 11 and 16 below). Interest expense capitalized to property, plant and equipment amounts to $0, $239,000 and $93,000 for fiscal 2002, 2001 and 2000, respectively.

5. Accrued Liabilities

	March 3, 2002	February 25, 2001
Payroll and payroll related	**$ 9,000,000**	$ 12,067,000
Taxes, other than income taxes	**471,000**	1,139,000
Interest	**—**	2,700,000
Employee benefits	**5,525,000**	7,275,000
Environmental reserve	**3,975,000**	4,431,000
Other	**8,891,000**	11,440,000
	$ 27,862,000	$ 39,052,000

6. Long-Term Debt

On February 28, 1996, the Company issued $100,000,000 principal amount of 5.5% Convertible Subordinated Notes due 2006 (the "Notes") with interest payable semiannually on March 1 and September 1 of each year, commencing September 1, 1996. The Notes were unsecured and subordinated to other long-term debt and were convertible at the option of the holder at any time prior to maturity, unless previously redeemed or repurchased, into shares of the Company's common stock at $28.125 per share, subject to adjustment under certain conditions. The Notes were not redeemable at the option of the Company prior to March 1, 1999; at any time on or after such date, the Notes were redeemable at the option of the Company, in whole or in part, initially at 102.75% of the principal amount of such Notes redeemed and thereafter at prices declining to 100% on March 1, 2001, together with accrued interest. On March 1, 2001, $95,934,000 principal amount of Notes was converted into 3,410,908 shares of the Company's common stock, and the remaining $1,738,000 principal amount of the Notes was redeemed by the Company for cash. Prior to February 25, 2001, $2,328,000 principal amount of the Notes was converted into 82,750 shares of the Company's common stock. At February 25, 2001, the fair value of the Notes approximated $109,220,000.

Foreign lines of credit totaled $2,228,000 at March 3, 2002, all of which remains available to the Company's foreign subsidiaries.

7. Income Taxes

The income tax provision includes the following:

	Fiscal Year		
	2002	2001	2000
Current:			
Federal	$ (5,901,000)	$ 8,367,000	$2,445,000
State and local	18,000	1,509,000	339,000
Foreign	(364,000)	8,523,000	2,587,000
	(6,247,000)	18,399,000	5,371,000
Deferred:			
Federal	(4,345,000)	1,722,000	(869,000)
State and local	(729,000)	259,000	(46,000)
Foreign	384,000	800,000	1,629,000
	(4,690,000)	2,781,000	714,000
	$(10,937,000)	$21,180,000	$6,085,000

The Company's effective income tax rate differs from the statutory U.S. Federal income tax rate as a result of the following:

	Fiscal Year		
	2002	2001	2000
Statutory U.S. Federal tax rate	35.0%	35.0%	35.0%
State and local taxes, net of Federal benefit	1.3	1.6	0.8
Foreign tax rate differentials	(5.5)	(8.3)	(9.3)
Reversal of reserves no longer required	—	—	(3.1)
Other, net	(0.8)	1.7	1.6
	30.0%	30.0%	25.0%

The Company had foreign net operating loss carryforwards of approximately $58,500,000 and $31,600,000 in fiscal 2002 and 2001, respectively. Most of the net operating loss carryforwards were acquired in fiscal 1998 when the Company purchased the capital stock of Dielektra GmbH ("Dielektra"), a German corporation located in Cologne, Germany. During fiscal year 2002, an audit of Dielektra's tax filings relating to tax periods prior to its acquisition by Park was completed. The audit resulted in an increase in preacquisition net operating losses available of approximately $25.0 million. Long-term deferred tax assets arising from these net operating loss carryforwards were valued at $0 at both March 3, 2002 and February 25, 2001, net of valuation reserves of approximately $22,217,000 and $11,400,000, respectively. None of the acquired net operating loss carryforwards relate to goodwill or other intangible assets.

Approximately $1,600,000 of the foreign net operating loss carryforwards expire in varying amounts from fiscal 2003 through fiscal 2005, and the remainder have an indefinite expiration.

At March 3, 2002 and February 25, 2001, current deferred tax assets of $7,006,000 and $1,844,000, respectively, which were primarily attributable to expenses not currently deductible, were included in other current assets. The long-term deferred tax liabilities consisted primarily of timing differences relating to depreciation.

8. Stockholders' Equity

a. Stock Split and Number of Authorized Shares—On October 10, 2000, the Company's Board of Directors approved a three-for-two stock split in the form of a stock dividend. The stock dividend was distributed November 8, 2000 to stockholders of record on October 20, 2000. All share and per share data for prior periods has been retroactively restated to reflect the stock split. In addition, on October 10, 2000, the Company's stockholders approved an increase in the number of authorized shares of common stock from 30,000,000 to 60,000,000 shares.

b. Stock Options—Under the 1992 Stock Option Plan (the "Plan") approved by the Company's stockholders, directors and key employees may be granted options to purchase shares of common stock of the Company exercisable at prices not less than the fair market value at the date of grant. Options become exercisable 25% one year from the date of grant, with an additional 25% exercisable each succeeding anniversary of the date of grant. On July 12, 2000, the Company's stockholders approved an amendment to the Plan to increase the aggregate number of shares of Common Stock authorized for issuance under the Plan by 450,000 shares. Options to purchase a total of 2,625,000 shares of common stock are authorized for grant under such Plan. The authority to grant additional options under the Plan expired on March 24, 2002.

The Company has elected the disclosure provisions of Statement of Financial Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), and continues to apply Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25), and related interpretations in accounting for the Plan. Under APB 25, because the exercise price of the granted options is not less than the market price at the date of the grant, no compensation expense is recognized.

The weighted averaged fair value for options was estimated at the date of grant using the Black-Scholes option-pricing model to be $8.09 for fiscal year 2002, $8.40 for fiscal year 2001 and $5.77 for fiscal year 2000, with the following weighted average assumptions: risk-free interest rate of 4.0% for fiscal year 2002, 5.0% for fiscal year 2001 and 5.5% for fiscal year 2000; expected volatility factors of 41%, 39% and 40% for fiscal years 2002, 2001 and 2000, respectively; expected dividend yield of 1.0% for fiscal year 2002, 1.5% for fiscal year 2001 and 2% for fiscal year 2000; and estimated option lives of 4.0 years for fiscal years 2002 and 2001 and 3.6 years for fiscal year 2000. For the purpose of pro forma disclosures, the effect of applying SFAS 123 on net (loss)/income

Notes to Consolidated Financial Statements

Three years ended March 3, 2002
(continued)

and (loss)/earnings per share for fiscal years 2002, 2001 and 2000 would approximate the amounts shown below (in thousands, except EPS data):

	2002		2001		2000	
	As Reported	Pro forma	As Reported	Pro forma	As Reported	Pro forma
Net (loss)/ income	$(25,519)	$(26,923)	$49,419	$47,935	$18,297	$17,303
EPS—basic	$ (1.31)	$ (1.38)	$ 3.10	$ 3.01	$ 1.16	$ 1.10
EPS—diluted	$ (1.31)	$ (1.38)	$ 2.65	$ 2.58	$ 1.12	$ 1.07

Information with respect to the Plan follows:

	Range of Exercise Prices	Outstanding Options	Weighted Average Exercise Price
Balance, February 28, 1999	$ 3.67–$18.42	1,141,238	$12.67
Granted	16.37– 23.96	346,350	16.71
Exercised	3.67– 16.42	(217,589)	11.61
Cancelled	8.75– 16.54	(54,205)	15.91
Balance, February 27, 2000	$ 3.67–$23.96	1,215,794	$13.87
Granted	15.92– 43.63	360,075	23.71
Exercised	3.67– 18.42	(156,667)	12.79
Cancelled	4.54– 16.54	(61,050)	16.16
Balance, February 25, 2001	$ 3.67–$43.63	1,358,152	$16.50
Granted	22.62– 26.77	275,725	23.62
Exercised	3.67– 23.96	(162,831)	13.06
Cancelled	3.67– 43.63	(227,339)	21.92
Balance, March 3, 2002	**$ 4.67–$43.63**	**1,243,707**	**$17.53**
Exercisable, March 3, 2002	**$ 4.67–$43.63**	**645,645**	**$ 9.56**

The following table summarizes information concerning currently outstanding and exercisable options.

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number of Options Outstanding	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price	Number of Options Exercisable	Weighted Average Exercise Price
$ 4.67–$ 9.99	166,725	1.62	$ 6.56	166,725	$ 6.56
10.00– 19.99	731,932	6.48	15.76	454,920	15.56
20.00– 43.63	345,050	9.19	26.61	24,000	34.38
	1,243,707			645,645	

Stock options available for future grant under the Plan at March 3, 2002 and February 25, 2001 were 688,710 and 737,096, respectively.

c. Stockholders' Rights Plan—On February 2, 1989, the Company adopted a stockholders' rights plan designed to protect stockholder interests in the event the Company is confronted with coercive or unfair takeover tactics. Under the terms of the plan, as amended on July 12, 1995, each share of the Company's common stock held of record on February 15, 1989 or issued thereafter received one right. In the event that a person has acquired, or has the right to acquire, 15% (25% in certain cases) or more of the then outstanding common stock of the Company (an "Acquiring Person") or tenders for 15% or more of the then outstanding common stock of the Company, such rights will become exercisable, unless the Board of Directors otherwise determines. Upon becoming exercisable as aforesaid, each right will entitle the holder thereof to purchase one one-hundredth of a share of Series A Preferred Stock for $75, subject to adjustment (the "Purchase Price"). In the event that any person becomes an Acquiring Person, each holder of an unexercised exercisable right, other than an Acquiring Person, shall have the right to purchase, at a price equal to the then current Purchase Price, such number of shares of the Company's common stock as shall equal the then current Purchase Price divided by 50% of the then market price per share of the Company's common stock. In addition, if after a person becomes an Acquiring Person, the Company engages in any of certain business combination transactions as specified in the plan, the Company will take all action to ensure that, and will not consummate any such business combination unless, each holder of an unexercised exercisable right, other than an Acquiring Person, shall have the right to purchase, at a price equal to the then current Purchase Price, such number of shares of common stock of the other party to the transaction for each right held by such holder as shall equal the then current Purchase Price divided by 50% of the then market price per share of such other party's common stock. The Company may redeem the rights for a nominal consideration at any time, and after any person becomes an Acquiring Person, but before any person becomes the beneficial owner of 50% or more of the outstanding common stock of the Company, the Company may exchange all or part of the rights for shares of the Company's common stock at a one-for-one exchange ratio. Unless redeemed, exchanged or exercised earlier, all rights expire on July 12, 2005.

d. Reserved Common Shares—At March 3, 2002, 1,932,417 shares of common stock were reserved for issuance upon exercise of stock options.

e. Accumulated Other Non-Owner Changes—Accumulated balances related to each component of other comprehensive income (loss) were as follows:

	March 3, 2002	February 25, 2001
Currency translation adjustment	$(7,112)	$(5,855)
Pension liability adjustment	(845)	(43)
Unrealized gains on investments	67	134
Accumulated balance	$(7,890)	$(5,764)

9. (Loss)/Earnings Per Share

The following table sets forth the calculation of basic and diluted earnings per share for the fiscal years:

	2002	2001	2000
Net (loss)/income for basic EPS	$(25,519,000)	$49,419,000	$18,297,000
Add interest on 5.5% Convertible Subordinated Notes, net of taxes	—	3,585,000	3,702,000
Net (loss)/income for diluted EPS	$(25,519,000)	$53,004,000	$21,999,000
Weighted average common shares outstanding for basic EPS	19,535,000	15,932,000	15,761,000
Net effect of dilutive options	*	548,000	327,000
Assumed conversion of 5.5% Convertible Subordinated Notes	—	3,522,000	3,555,000
Weighted average shares outstanding for diluted EPS	19,535,000	20,002,000	19,643,000
Basic (loss)/earnings per share	$ (1.31)	$ 3.10	$ 1.16
Diluted (loss)/earnings per share	$ (1.31)	$ 2.65	$ 1.12

**For the fiscal year ended March 3, 2002, the effect of employee stock options was not considered because it was antidilutive.*

The net loss for fiscal year 2002, in the above table, includes a $15,707,000 loss on the sale of Nelco Technology, Inc. (see Note 10 below) and a related support facility, and a $3,727,000 charge for restructuring and severance costs (see Note 11 below).

During the first half of the 2001 fiscal year, the Company closed and liquidated its plumbing hardware business. The net income shown above includes losses of $25,000 and $5,022,000 for the 2001 and 2000 fiscal years, respectively, for the discontinued plumbing hardware business. The weighted average number of shares outstanding and the earnings per share for each year have been adjusted to give retroactive effect to the three-for-two split of the Company's common stock declared October 10, 2000 payable November 8, 2000 to stockholders of record on October 20, 2000.

10. Sale of Nelco Technology, Inc.

During the Company's 1998 fiscal year and for several years prior thereto, more than 10% of the Company's total worldwide sales were to Delco Electronics Corporation, a subsidiary of General Motors Corp., and the Company's wholly owned subsidiary, Nelco Technology, Inc. ("NTI") located in Tempe, Arizona, had been Delco's principal supplier of semi-finished multilayer printed circuit board materials, commonly known as mass lamination, which were used by Delco to produce finished multilayer printed circuit boards. However, in March 1998, the Company was informed by Delco that Delco planned to close its printed circuit board fabrication plant and exit the printed circuit board manufacturing business. As a result, the Company's sales to Delco declined during the three-month period ended May 31, 1998, were negligible during the remainder of the 1999 fiscal year and were nil during the 2000, 2001 and 2002 fiscal years.

After March 1998, the business of NTI languished and its performance was unsatisfactory due primarily to the absence of the unique, high-volume, high-quality business that had been provided by Delco Electronics and the absence of any other customer in the North American electronic materials industry with a similar demand for the large volumes of semi-finished multilayer printed circuit board materials that Delco purchased from NTI. Although NTI's business experienced a resurgence in the 2001 fiscal year as the North American market for printed circuit materials became extremely strong and demand exceeded supply for the electronic materials manufactured by the Company, the Company's internal expectations and projections for the NTI business were for continuing volatility in the business' performance over the foreseeable future. Consequently, the Company commenced efforts to sell the business in the second half of its 2001 fiscal year; and in April 2001, the Company sold the assets and business of NTI and closed a related support facility, also located in Tempe, Arizona. As a result of this sale, the Company exited the mass lamination business in North America.

In connection with the sale of NTI and the closure of the related support facility, the Company recorded non-recurring, pre-tax charges of $15,707,000 in its fiscal year 2002 first quarter ended May 27, 2001. The components of these charges and the related liability balances and activity from May 27, 2001 balance sheet date to the March 3, 2002 balance sheet date are set forth below.

	Closure Charges	Charges Incurred or Paid	Reversals	3/3/02 Remaining Liabilities
NTI charges:				
Loss on sale of assets and business	$10,580,000	$10,580,000	$ —	$ —
Severance payments	387,000	387,000	—	—
Medical and other costs	95,000	95,000	—	—
Support facility charges:				
Impairment of long-lived assets	2,058,000	2,058,000	—	—
Write down accounts receivable	350,000	304,000	31,000	15,000
Write down inventory	590,000	590,000	—	—
Severance payments	688,000	688,000	—	—
Medical and other costs	133,000	123,000	—	10,000
Lease payments, taxes, utilities, maintenance	781,000	202,000	—	579,000
Other	45,000	45,000	—	—
	$15,707,000	$15,072,000	$31,000	$604,000

The severance payments and medical and other costs incurred in connection with the sale of NTI and the closure of the related support facility were for the termination of hourly and salaried, administrative, manufacturing and support employees, all of whom were terminated during the first and second fiscal quarters ended May 27, 2001 and August 26, 2001, respectively, and substantially all of the severance payments and related costs for such terminated employees (totaling $1,303,000) were paid during such quarters. The lease obligations will be paid through August 2004 pursuant to the related lease agreements.

Notes to Consolidated Financial Statements

Three years ended March 3, 2002
(continued)

NTI did not have a material effect on Park's consolidated financial position, results of operations, capital resources, liquidity or continuing operations, and the sale of NTI is not expected to have a material effect on the Company's future operating results.

11. Restructuring and Other Severance Charges

The Company recorded non-recurring, pre-tax charges of $2,921,000 fiscal year 2002 third quarter ended November 25, 2001 in connection with the closure of the conventional lamination line of Dielektra GmbH ("Dielektra"), its electronic materials business located in Cologne, Germany, and the reduction of the size of Dielektra's mass lamination operations to enable Dielektra to focus on its Datlam™ automated continuous lamination and paneling technology and on the marketing and manufacturing of high technology, higher layer count mass lamination product. The charges included $2,020,000 for severance payments and related costs for terminated employees. In addition, the Company recorded non-recurring, pre-tax severance charges of $681,000 in its fiscal 2002 first quarter ended May 27, 2001 and $125,000 in its third quarter ended November 25, 2001 for severance payments and related costs for terminated employees at the Company's continuing operations. The components of these charges and the related liability balances and activity from the November 25, 2001 and May 27, 2001 balance sheet dates to the March 3, 2002 balance sheet date are set forth below.

	Closure Charges	Charges Incurred or Paid	Reversals	3/3/02 Remaining Liabilities
Dielektra GmbH charges:				
Impairment of long-lived assets	$ 378,000	$ 378,000	$ —	$ —
Write down of assets	523,000	523,000	—	—
Severance payments and related costs	2,020,000	808,000	—	1,212,000
	2,921,000	1,709,000	—	1,212,000
Other severance payments and related costs	806,000	806,000	—	—
	$3,727,000	$2,515,000	$ —	$1,212,000

The charge for fixed asset impairments was comprised of $378,000 to write off the net book value of machinery and equipment and $523,000 to write down related land and building that are no longer used as a result of the close-down of the conventional lamination line of Dielektra GmbH. The machinery and equipment have no residual value. The land and building that previously housed the closed operations are being held for sale and have been written down to their estimated net realizable value of $2,050,000.

As stated above in this Note and in the preceding Note 10, the Company incurred charges (totaling $4,129,000) for severance payments and related costs for employees whose employment was terminated by the Company as follows: $2,020,000 for employees terminated in Germany during the third quarter ended November 25, 2001; $681,000 and $125,000 for employees terminated at its continuing operations in Asia, Europe and North America during the first quarter ended May 27, 2001 and third quarter ended August 26, 2001, respectively; and $1,303,000 for employees terminated in connection with the sale of NTI and the closure of a related support facility in Arizona during the first fiscal quarter ended May 27, 2001.

All the terminated employees were hourly and salaried, administrative, manufacturing and support employees, all such employees were terminated during the first, second and third fiscal quarters ended May 27, 2001, August 26, 2001 and November 25, 2001, respectively, and substantially all the severance payments and related costs for such terminated employees (totaling $4,129,000) were paid during such quarters, except payments and costs of $1,212,000 in Germany all of which are expected to be paid in installments to terminated employees in Germany during the Company's 2003 fiscal year first and second quarters ending June 2, 2002 and September 1, 2002, respectively. All the severance payments and related costs for the employees terminated in connection with the sale of NTI and the closure of the related support facility (totaling $1,303,000) were included in the $15,707,000 of charges in connection with the sale of NTI and the closure of the related support facility.

As a result of the foregoing employee terminations and other less significant employee terminations in connection with business contractions and in the ordinary course of business and substantial numbers of employee resignations and retirements in the ordinary course of business, the total number of employees employed by the Company declined to approximately 1,700 as of March 3, 2002 from approximately 3,000 as of February 25, 2001, the end of the Company's 2001 fiscal year.

12. Employee Benefit Plans

a. Profit Sharing Plan—Park and certain of its subsidiaries have a non-contributory profit sharing retirement plan covering their regular full-time employees. The plan may be modified or terminated at any time, but in no event may any portion of the contributions revert back to the Company. The Company's contributions under the plan amounted to $791,000, $4,597,000 and $2,269,000 for fiscal 2002, 2001 and 2000, respectively. Contributions are discretionary and may not exceed the amount allowable as a tax deduction under the Internal Revenue Code. In addition, the Company sponsors a 401(k) savings plan, pursuant to which the contributions of employees of certain subsidiaries were partially matched by the Company in the amounts of $527,000, $751,000 and $848,000 in fiscal 2002, 2001 and 2000, respectively.

b. Pension Plans—The domestic subsidiary of the Company which conducted the plumbing hardware business had two pension plans, neither of which are active, covering its union employees. On February 27, 2000, the two plans were merged in order to simplify the administration of the plans. The Company's funding policy is to contribute annually the amounts necessary to satisfy applicable funding standards. There were no changes made to funding levels or retiree benefits as a result of the merger of the two plans. However, in connection with the closure of the plumbing hardware business, the Company terminated the combined plan and purchased annuity contracts to fund the pension liability.

A subsidiary of the Company in Europe has a non-contributory defined benefit pension plan which covers certain employees. Under the terms of this plan, participants may not accrue additional service time after December 31, 1987. The Company's policy with respect to this plan is to contribute annually the amounts necessary to meet current payment obligations of the plan. The Company recorded deferred pension liabilities relating to this plan in the amounts of $8,908,000 and $8,678,000 at March 3, 2002 and February 25, 2001, respectively, in accordance with SFAS 87. The effect on the Company's consolidated financial statements in recording the liability was to record a corresponding reduction to accumulated non-owner changes of $845,000 and $43,000 at those same dates.

Net pension costs included the following components:

	Fiscal Year	
	2002	2001
Changes in Benefit Obligation		
Benefit obligation at beginning of year	$ 9,408,000	$14,130,000
Service cost	82,000	96,000
Interest cost	533,000	839,000
Actuarial loss	108,000	148,000
Currency translation (gain)/loss	(439,000)	(633,000)
Benefits paid	(542,000)	(871,000)
Payment for annuities	—	(4,301,000)
Benefit obligation at end of year	$ 9,150,000	$ 9,408,000
Changes in Plan Assets		
Fair value of plan assets at beginning of year	$ —	$ 3,213,000
Actual return on plan assets	—	169,000
Employer contributions	542,000	1,831,000
Benefits paid	(542,000)	(871,000)
Payment for annuities	—	(4,301,000)
Administrative expenses paid	—	(41,000)
Fair value of plan assets	$ —	$ —
Underfunded status	$(9,150,000)	$ (9,408,000)
Unrecognized net loss	1,317,000	1,000,000
Net accrued pension cost	$(7,833,000)	$ (8,408,000)

	Fiscal Year		
	2002	2001	2000
Components of Net Periodic Benefit Cost			
Service cost—benefits earned during the period	$ 82,000	$ 96,000	$ 97,000
Interest cost on projected benefit obligation	533,000	839,000	953,000
Expected return on plan assets	—	(252,000)	(262,000)
Amortization of unrecognized transition obligation	—	—	17,000
Amortization of prior service cost	—	—	14,000
Recognized net actuarial loss	—	38,000	58,000
Effect of curtailment	—	1,761,000	144,000
Net periodic pension cost	$615,000	$2,482,000	$1,021,000

The projected benefit obligation for the terminated domestic plan was determined using an assumed discount rate of 7.50% for fiscal year 2000 and the assumed long-term rate of return on plan assets was 8%. Projected wage increases are not applicable as benefits pursuant to the plan are based upon years of service without regard to levels of compensation.

The projected benefit obligation for the foreign plan was determined using an assumed discount rate of 6% for fiscal years 2002 and 2001. Projected wage increases of 3.5% and 2.1% and inflation factors of 2.0% and 1.5% were also assumed for fiscal years 2002 and 2001, respectively. As previously stated, the Company's funding policy with respect to this plan is to contribute annually the amounts necessary to meet current payment obligations of the plan.

13. Commitments and Contingencies

a. Lease Commitments—The Company conducts certain of its operations in leased facilities, which include several manufacturing plants, warehouses and offices, and land leases. The leases on facilities are for terms of up to 10 years, the latest of which expires in 2006. Many of the leases contain renewal options for periods ranging from one to ten years and require the Company to pay real estate taxes and other operating costs. The latest land lease expiration is 2013 and this land lease contains renewal options of up to 35 years.

These non-cancelable operating leases have the following payment schedule.

Fiscal Year	Amount
2003	$2,794,000
2004	1,799,000
2005	1,102,000
2006	557,000
2007	180,000
Thereafter	819,000
	$7,251,000

Notes to Consolidated Financial Statements

Three years ended March 3, 2002
(continued)

Rental expense, inclusive of real estate taxes and other costs, amounted to $3,933,000, $3,711,000 and $3,424,000 for fiscal 2002, 2001 and 2000, respectively

b. Environmental Contingencies—The Company and certain of its subsidiaries have been named by the Environmental Protection Agency (the "EPA") or a comparable state agency under the Comprehensive Environmental Response, Compensation and Liability Act (the "Superfund Act") or similar state law as potentially responsible parties in connection with alleged releases of hazardous substances at nine sites. In addition, a subsidiary of the Company has received cost recovery claims under the Superfund Act from other private parties involving two other sites, and has received requests from the EPA under the Superfund Act for information with respect to its involvement at three other sites.

Under the Superfund Act and similar state laws, all parties who may have contributed any waste to a hazardous waste disposal site or contaminated area identified by the EPA or comparable state agency may be jointly and severally liable for the cost of cleanup. Generally, these sites are locations at which numerous persons disposed of hazardous waste. In the case of the Company's subsidiaries, generally the waste was removed from their manufacturing facilities and disposed at waste sites by various companies which contracted with the subsidiaries to provide waste disposal services. Neither the Company nor any of its subsidiaries have been accused of or charged with any wrongdoing or illegal acts in connection with any such sites. The Company believes it maintains an effective and comprehensive environmental compliance program.

The insurance carriers that provided general liability insurance coverage to the Company and its subsidiaries for the years during which the Company's subsidiaries' waste was disposed at these sites have agreed to pay, or reimburse the Company and its subsidiaries for, 100% of their legal defense and remediation costs associated with three of these sites and 25% of such costs associated with another three of these sites.

The total costs incurred by the Company and its subsidiaries in connection with these sites, including legal fees incurred by the Company and its subsidiaries and their assessed share of remediation costs and excluding amounts paid or reimbursed by insurance carriers, were approximately $200,000, $300,000 and $200,000 in fiscal years 2002, 2001 and 2000, respectively. The recorded liabilities included in accrued liabilities for environmental matters were $3,975,000, $4,431,000 and $4,350,000 for fiscal years 2002, 2001 and 2000, respectively.

Included in cost of sales are charges for actual expenditures and accruals, based on estimates, for certain environmental matters described above. The Company accrues estimated costs associated with known environmental matters, when such costs can be reasonably estimated and when the outcome appears probable. The Company believes the ultimate disposition of known environmental matters will not have a material adverse effect on the liquidity, capital resources, business or consolidated financial position of the Company. However, one or more of such environmental matters could have a significant negative impact on the Company's consolidated financial results for a particular reporting period.

14. Business Segments

The Company's specialty adhesive tape and film business, advanced composite business and plumbing hardware business were previously aggregated into the engineered materials and plumbing hardware segment. During fiscal year 2001, the Company closed and liquidated its plumbing hardware business (see Note 16 below). In fiscal years 2001, 2000 and 1999, the specialty adhesive tape, advanced composite and plumbing hardware businesses comprised less than 10% of the Company's consolidated revenues and assets, and the Company considered itself to operate in one business segment. The Company's electronic materials products are marketed primarily to leading independent printed circuit board fabricators, electronic manufacturing service companies, electronic contract manufacturers and major electronic original equipment manufacturers ("OEMs") located throughout North America, Europe and Asia. The Company's specialty adhesive tape and advanced composite customers, the majority of which are located in the United States, include OEMs, independent firms and distributors in the electronics, aerospace and industrial industries.

Sales are attributed to geographic region based upon the region from which the materials were shipped to the customer. Intersegment sales and sales between geographic areas were not significant.

Financial information regarding the Company's operations by geographic area follows (in thousands):

	Fiscal Year		
	2002	2001	2000
United States	$132,520	$312,851	$266,158
Europe	55,507	121,329	95,812
Asia	42,033	88,017	63,291
Total sales	$230,060	$522,197	$425,261
United States	$104,386	$108,804	$ 74,846
Europe	22,954	24,657	27,484
Asia	22,943	26,596	24,092
Total long-lived assets	$150,283	$160,057	$126,422

15. Customer and Supplier Concentrations

a. Customers—Sales to Sanmina Corporation were 18.1% and 25.1% of the Company's total worldwide sales for fiscal years 2002 and 2001, respectively. Sales to Tyco Printed Circuit Group L.P. were 11.3% of the Companies worldwide sales for fiscal year 2002.

While no other customer accounted for 10% or more of the Company's total worldwide sales in fiscal year 2002, and the Company is not dependent on any single customer, the loss of a major electronic materials customer or of a group of customers could have a material adverse effect on the Company's business and results of operations.

b. Sources of Supply—The principal materials used in the manufacture of the Company's electronic materials products are specially manufactured copper foil, fiberglass cloth and synthetic reinforcements, and specially formulated resins and chemicals. Although there are a limited number of qualified suppliers of these materials, the Company has nevertheless identified alternate sources of supply for each of the aforementioned materials. While the Company has not experienced significant problems in the delivery of these materials and considers its relationships with its suppliers to be strong, a disruption of the supply of material from a principal supplier could adversely affect the Company's electronic materials business. Furthermore, substitutes for these materials are not readily available and an inability to obtain essential materials, if prolonged, could materially adversely affect the Company's electronic materials business.

16. Closure of the Plumbing Hardware Business

In the fourth quarter of the 2000 fiscal year, the Company decided to close and liquidate its plumbing hardware business. The pre-tax charges to earnings for the 2000 fiscal year related to the closure of the plumbing hardware business totaled $4,464,000, including $1,234,000 for the impairment of long-lived assets, $1,111,000 for other asset write-offs, and $2,119,000 for facility and other costs related to the closure.

During the 2001 fiscal year, the Company closed and liquidated its plumbing hardware business. In the fourth quarter of the 2001 fiscal year, the Company realized $1,262,000 in gains from the sale of real estate and other plumbing hardware business assets, collected $290,000 more of accounts receivable than originally anticipated, and reversed $600,000 of liabilities accrued in fiscal year 2000 for other costs to close the business, which were no longer required. In the fourth quarter of the 2001 fiscal year, an expense of $1,149,000 was incurred for the purchase of annuity contracts to fund the liability of the pension plan that was terminated.

At March 3, 2002, the remaining accrued liability consisted of $669,000 for environmental issues and $150,000 for workers' compensation claims. At February 25, 2001, these amounts were $675,000 and $200,000, respectively. Although the plan for the Company's plumbing hardware business was implemented during the Company's 2001 fiscal year, the Company cannot reasonably estimate when the environmental issues and workers' compensation claims will be resolved.

The operating results of the plumbing hardware business included in the Consolidated Statement of Earnings are as follows (in thousands):

	Fiscal Year Ended	
	February 25, 2001	February 27, 2000
Net sales	$1,883	$13,491
Cost of sales	1,001	11,486
Gross profit	882	2,005
Selling, general and administrative expenses	907	2,563
(Loss) profit from operations	$ (25)	$ (558)

17. Selected Quarterly Financial Data (Unaudited)

	Quarter			
	First	Second	Third	Fourth
	(In thousands, except per share amounts)			
Fiscal 2002:				
Net sales	$ 69,102	$ 51,743	$ 52,625	$ 56,590
Gross profit	3,266	1,422	1,539	5,568
Net loss	(14,612)	(3,779)	(6,117)	(1,011)
Loss per share:				
Basic	$ (.75)	$ (.19)	$ (.31)	$ (.05)
Diluted	$ (.75)	$ (.19)	$ (.31)	$ (.05)
Weighted average common shares outstanding:				
Basic	19,420	19,545	19,559	19,612
Diluted	19,420	19,545	19,559	19,612
Fiscal 2001:				
Net sales	$120,159	$129,902	$142,608	$129,528
Gross profit	23,695	28,393	34,116	31,466
Net earnings	8,829	11,655	14,827	14,108
Earnings per share:				
Basic	$ .56	$ .73	$ .93	$ .88
Diluted	$ .50	$ .63	$ .78	$ .74
Weighted average common shares outstanding:				
Basic	15,858	15,882	15,940	16,047
Diluted	19,602	19,939	20,217	20,249

(Loss)/earnings per share is computed separately for each quarter. Therefore, the sum of such quarterly per share amounts may differ from the total for the years. The weighted average number of shares outstanding and the (loss)/earnings per share for each period, have been adjusted to give retroactive effect to the three-for-two split of the Company's common stock declared October 10, 2000 payable November 8, 2000 to stockholders of record on October 20, 2000.

18. Recently Issued Accounting Pronouncements

In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 141, "Business Combinations", and Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets", effective for

Notes to Consolidated Financial Statements

Three years ended March 3, 2002
(continued)

fiscal years beginning after December 15, 2001. Under the new rules set forth in these Statements, goodwill and other intangible assets deemed to have indefinite lives will no longer be amortized but will be subject to annual impairment tests in accordance with the Statements. Other intangible assets will continue to be amortized over their useful lives. In addition, Statement 141 eliminates the pooling-of-interests method of accounting for business combinations, except for qualifying business combinations that were initiated prior to July 1, 2001. The Company will apply the new rules on accounting for goodwill and other intangible assets beginning in the first quarter of its fiscal year ending March 2, 2003. The Company does not have any goodwill on its balance sheet, has virtually no intangible assets, and is not engaged in any transactions that are affected by the Statements; and, therefore, the Company believes that application of the non-amortization provisions of the Statements will not have a material adverse effect on the Company's consolidated results of operations or financial position.

In August 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 143, "Accounting for Asset Retirement Obligations" ("SFAS 143") effective for fiscal years beginning after June 15, 2002. SFAS 143 requires the fair value of liabilities for asset retirement obligations to be recognized in the period in which the obligations are incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. The Company has not yet determined what effect SFAS 143 will have on the Company's consolidated results of operations or financial position.

In October 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144"), which supercedes Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of" ("SFAS 121"). Although it retains the basic requirements of SFAS 121 regarding when and how to measure an impairment loss, SFAS 144 provides additional implementation guidance. SFAS 144 is effective for all fiscal years beginning after December 15, 2001. The Company has not yet determined what effect SFAS 144 will have on the Company's consolidated results of operations or financial position.

Market for the Company's Common Stock

and Related Stockholder Matters

The Company's common stock is listed and trades on the New York Stock Exchange (trading symbol PKE). (The common stock also trades on the Midwest Stock Exchange.) The following table sets forth, for each of the quarterly periods indicated, the high and low sales prices for the common stock as reported on the New York Stock Exchange and dividends declared on the common stock.

For the Fiscal Year Ended March 3, 2002	Stock Price High	Stock Price Low	Dividends Declared
First Quarter	$35.45	$20.03	$.06
Second Quarter	26.73	21.22	.06
Third Quarter	26.50	19.06	.06
Fourth Quarter	27.97	24.30	.06

For the Fiscal Year Ended February 25, 2001	Stock Price High	Stock Price Low	Dividends Declared
First Quarter	$17.89	$14.87	$.05
Second Quarter	27.53	15.69	.05
Third Quarter	49.72	26.45	.06
Fourth Quarter	43.10	20.50	.06

As of May 10, 2002, there were 1,523 holders of record of the Company's common stock.

Safe Harbor Statement

Under the Private Securities Litigation Reform Act of 1995

Certain portions of this Report which do not relate to historical financial information may be deemed to constitute forward-looking statements that are subject to various factors which could cause actual results to differ materially from the Company's expectations or from results which might be projected, forecast, estimated or budgeted by the Company in forward-looking statements. Such factors include, but are not limited to, general conditions in the electronics industry, the Company's competitive position, the status of the Company's relationships with its customers, economic conditions in international markets, the cost and availability of utilities and the various factors set forth under the caption "Factors That May Affect Future Results" after Item 7 of the Company's Annual Report on Form 10-K for the fiscal year ended March 3, 2002.

Corporate Information

Board of Directors

Chairman of the Board

Jerry Shore

Directors

Mark S. Ain
Chief Executive Officer and
Chairman of the Board
Kronos Incorporated

Anthony Chiesa
Former Vice President
Park Electrochemical Corp.

Lloyd Frank
Partner
Jenkins & Gilchrist Parker Chapin LLP

Brian E. Shore
President and Chief Executive Officer
Park Electrochemical Corp.

Corporate Officers

Brian E. Shore
President and Chief Executive Officer

Stephen E. Gilhuley
Senior Vice President
Secretary and General Counsel

Emily J. Groehl
Senior Vice President
Sales and Marketing

John Jongebloed
Senior Vice President
Global Logistics

Thomas T. Spooner
Senior Vice President
Corporate and Technology Development

Murray O. Stamer
Senior Vice President
Finance

Gary M. Watson
Senior Vice President
Engineering and Technology

Michael A. Hehl
Vice President
Asian Business Unit

A. Clive Hepplestone
Vice President
European Business Unit

James W. Kelly
Vice President
Taxes and Planning

Corporate Information

Executive Offices
Park Electrochemical Corp.
5 Dakota Drive
Lake Success, New York 11042
516-354-4100

Annual Meeting
The Annual Meeting of Stockholders will be held at 2:00 p.m. on Wednesday, July 17, 2002 at The Bank of New York, One Wall Street, New York, New York.

Form 10-K
A copy of the Company's Form 10-K, as filed with the Securities and Exchange Commission, may be obtained by any stockholder, without charge, by writing to the Corporate Secretary at the Executive Offices.

Principal Outside Counsel
Skadden, Arps, Slate,
Meagher & Flom, LLP
New York, New York

Transfer Agent and Registrar
Registrar and Transfer Company
10 Commerce Drive
Cranford, New Jersey 07016
908-497-2300

Stock Listing
New York Stock Exchange
Trading Symbol: PKE

Web Sites
www.parkelectro.com
www.parknelco.com

Subsidiaries

Dielectric Polymers, Inc.
Holyoke, Massachusetts

Dielektra GmbH
Cologne, Germany

FiberCote Industries, Inc.
Waterbury, Connecticut

Nelco Products, Inc.
Fullerton, California

Nelco Products Pte. Ltd.
Jurong, Singapore

Nelco Products (Wuxi) Co. Ltd.
Wuxi, China

Nelco, S.A.S.
Mirebeau, France

Neltec, Inc.
Tempe, Arizona

Neltec, S.A.
Lannemezan, France

New England Laminates Co., Inc.
Newburgh, New York

New England Laminates (U.K.) Ltd.
Skelmersdale, Lancashire
United Kingdom

Designed by Curran & Connors, Inc. / www.curran-connors.com

Park Electrochemical Corp.

5 Dakota Drive
Lake Success, NY 11042
Tel: 516-354-4100
Fax: 516-354-4128

www.parkelectro.com
www.parknelco.com